82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02030514

REGISTRANT'S NAME Schwartz Pharma AG

*CURRENT ADDRESS Alfred-Nobel Strasse 10
40789 Monheim am Rhein
Germany

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 11 2002
THOMSON FINANCIAL

FILE NO. 82- 4406 FISCAL YEAR 12/31/99

* Complete for initial submissions only ** Please note name and address changes

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DATE : 2/28/02

SCHWARZ
PHARMA

Schwarz Pharma Group
Financial Highlights

		1997	1998	1999	Variation in %
Sales	DMm	1,272.4	1,333.2	1,380.6	3.6
R&D expense	DMm	107.1	115.8	150.7	30.1
Operating income (loss)	DMm	200.4	203.3	(58.3)	– 71.3
Net income	DMm	116.6	118.0	16.1	–86.3
Return on sales	%	9.2	8.9	1.2	
Cash flow*	Mio. DM	215.3	171.9	71.7	–58.3
Total assets	DMm	1,434.4	1,590.4	1,695.7	6.6
Return on average assets	%	8.4	7.9	1.0	
Number of shares**	m	22.54	22.54	22.48	– 0.3
Shareholders' equity	DMm	931.4	966.4	956.9	– 1.0
Equity ratio***	%	64.9	60.8	56.4	
Investments	DMm	85.3	268.3	229.0	– 14.6
Employees (annual average)	Persons	3,066	3,101	3,283	5.9
Sales per employee	DMk	414.9	429.9	420.5	– 2.2
Earnings per share	DM	5.17	5.24	0.72	–86.3
Cash flow per share*	DM	9.55	7.63	3.19	–58.2
Dividends per share	DM	2.00	2.50	0.50+1.50	

* Cash flow from operations ** weighted average *** refers to average equity

Income before taxes/Net income (in DMm)


184.0
202.4
186.4
115.0
102.0
116.6
118.0
16.1
1996
1997
1998
1999

○ Income before taxes
○ Net income

Sales by markets (in DMm)


Germany
Europe
USA
Asia
534.3
395.2
333.8
9.1
538.7
384.5
394.1
15.9
484.1
480.7
403.8
12.0
1997
1998
1999

SCHWARZ
PHARMA

Annual Report 1999


FEMIPRES 15
SCHWARZ
RES 15 PLUS
SCHWARZ

The antihypertensive agent UNIVASC®/FEMIPRES® (moexipril) is one of SCHWARZ PHARMA'S most important international products and a major contributor to sales and growth.

Contents

In the course of five meetings with the Executive Board in the 1999 fiscal year, the Supervisory Board received in-depth information about the business development of the SCHWARZ PHARMA Group. Of greatest importance were the quarterly sales analyses and the income and financial position of the company. Moreover, two meetings of the Personnel Committee of the Supervisory Board were held in 1999.

As well as progress being made with the corporate strategy of the company, including detailed information on company and product acquisitions, the Supervisory Board monitored the products acquired in the course of the fiscal year, especially during the phase of realization. These products were NUTROPIN AQ® and NUTROPIN DEPOT® (Genentech), ZOLIM® in Great Britain and PROVAS® and NARAMIG® in Germany. The acquisition of CEPA S.A. in Spain was a major step forward in the strategically planned expansion of the SCHWARZ PHARMA Group in the key markets of Europe, and one closely observed by the Supervisory Board. This applied equally to the HOYER-MADAUS joint venture that combined the range of urological products of the joint venture partners, thereby permanently reinforcing the presence of the SCHWARZ PHARMA Group in the urological segment of the German market. As regards the SCHWARZ PHARMA Group's strategic reorientation and the associated endeavors towards innovative, patent-protected products and development projects in the therapeutic areas of CNS, urology and cardiovascular system, the Supervisory Board closely monitored the progress of individual development projects and their chances of realization. The decision to sell the ISIS-PUREN Group and its generic business in order to focus on innovative products was the subject of meetings of the Supervisory Board, as was the cancellation of the SCHWARZ-AXCAN joint venture.

The personnel and investment plans presented by the Executive Board were reviewed, and the Supervisory Board examined the corporate cost structure and agreed to the cost-cutting measures resulting from the overheads analyses. Other matters for Supervisory Board resolutions were the Stock Option Program (3rd tranche), Stock Appreciation Rights for executive staff, and the issue of employee stocks.

The Supervisory Board was in favor of spinning off the domestic production of SCHWARZ PHARMA AG into a subsidiary in line with the new production strategy, and the Annual Meeting of Shareholders gave its consent on May 19, 1999. Also presented to the Annual Meeting of Shareholders were the following Supervisory Board recommendations for resolutions:

- *Conversion to Euro of share capital, authorized capital I and II and contingent capital;*
- *Increase of share capital to Euro 58,604,000.00 (Euro smoothing);*
- *Authorization to acquire own shares.*



The Annual Financial Statements and Management Report of SCHWARZ PHARMA AG and the Consolidated Financial Statement for 1999 were audited and given an unqualified mark of approval by the firm of auditors Deloitte & Touche GmbH, Wirtschaftsprüfungsgesellschaft, Düsseldorf, who were commissioned by the Supervisory Board in November 1999 to audit the annual accounts, including the risk management system required by the German Law on Control and Transparency in Enterprises (KonTraG). The Annual Financial Statements including the Auditors' Report were presented to the Supervisory Board for its examination at an early date. The Supervisory Board acknowledged and approved the results of the audit by the auditor who attended the meeting of the Supervisory Board on March 23, 2000 and explained the results of the audit and the resulting findings in detail. After final examination by the Supervisory Board, no objections were raised.

The Supervisory Board approved the Annual Financial Statements presented by the Executive Board for the 1999 fiscal year and thereby adopted them. It will propose a cash dividend of DM 0.50 and a bonus dividend of DM 1.50 per share to the Annual Meeting of Shareholders.

The Supervisory Board appointment of Mr. Manfred Hauser ended with the 1999 Annual Meeting of Shareholders. Mr. Klaus Klinkers was re-elected as employee representative. Ms. Edda Neumann, Medical Representative, was newly elected to the Supervisory Board as employee representative. Mr. Ernst Friedlaender and Mr. Jürgen Peddinghaus were re-elected. From among its members, the Supervisory Board elected Dr. Hans-Dietrich Winkhaus as their Vice Chairman.

The Supervisory Board would like to express its gratitude and appreciation to the Executive Board members, Works Councils and employees for their efforts in the 1999 fiscal year.

Rolf Schwarz-Schütte
Chairman of the Supervisory Board

Monheim
March 2000



Executive Board: Dr. Dr. Lars Ekman, Patrick Schwarz-Schütte, Klaus Langer



Let's innovate: From Today's Science to Tomorrow's Medicines

Dear Shareholders,

The rules of the pharmaceutical market have changed and so have the rules for our company. The times are gone when a non-differentiated drug could command a price premium along with a significant market share. In today's environment of governmental controls in Europe and Managed Care pressures in the U.S., innovation that brings value to patients is the only way forward. It is only by bringing a constant flow of innovative medicines to patients, providers and payers that a company can expect to survive, let alone enjoy long-term success. This is the paradigm for tomorrow's medicines and for our company.

Is there enough innovation potential? Actually, the opportunities are tremendous. Today's science provides us with breathtaking inventions that open new doors to breakthrough drugs. These inventions are not only driven by science, but also by a dream of making a difference to people's lives. To achieve this an invention needs to be turned into a product. Drug development is the critical link that turns invention into innovation. It means taking a great idea and investing all the skills, resources and passion necessary to turn it into reality. This is our mission at SCHWARZ PHARMA: "From today's science to tomorrow's medicines." By filling this critical link between the inventor and the patient we have defined our place.

Today's science:
"The driver of unlimited opportunities"

Today's science is dramatically changing the pharmaceutical landscape. The genomic revolution is expected to increase the number of known biological targets from a few hundred to between 3,000 and 10,000. As a result the opportunity to generate new ideas for innovative treatments is increasing dramatically.

The implications for the pharmaceutical industry are tremendous. There will be a staggering flow of new molecules, many of them having great potential. However, it is no longer the classical pharmaceutical industry that exclusively owns this potential. Driven by highly scientific approaches it is increasingly academia, biotech companies and small start-ups.



Already today, 40 percent of "Big Pharma's" pipeline is derived from such external sources, and this is growing. What is more, these are often the more promising projects. At SCHWARZ PHARMA we decided to unlock this potential and to focus exclusively on such external sources. We decided not to follow the conventional wisdom of investing in the high-risk and high-cost nature of basic research. We call our process "Search," not research and the current "Merger-Mania" actually works in our favor. The merger and acquisition turmoil causes increasing concern among inventors seeking to partner their precious inventions. A good partner today might merge or be acquired tomorrow. The inventor's voice can get lost in the pure complexity and size of giant companies, or worse, their product might suddenly take second priority or even be "shelved." In this environment, a smaller and more flexible company may suddenly be much more attractive, and with its international development and marketing network SCHWARZ PHARMA is the partner of choice for many.


Dosing
Interactions
Monitoring
Maintenance Dose
Reproductive Safety

Vision and Direction

SCHWARZ PHARMA is transforming itself into an innovative pharmaceutical company to develop novel pharmaceutical products that address unmet medical needs. In order to achieve this we have recruited a skilled and experienced management team. The team has the benefit of many years' experience in major international pharmaceutical companies. Lars Ekman and colleagues, e.g. Joseph R. Bianchine, have developed new directions and objectives for the company and have established an efficient and effective development organization.

Does size matter?

Many believe that size matters for R & D. Quite a few companies have proven the opposite and we also believe otherwise. However, it is necessary to choose wisely. While inventing is a highly creative and often qualitative process, our search for new science and projects is more quantitatively driven and governed by our own rules.

We follow a rigorous process to ensure that the opportunity addresses an unmet medical need and is right for our capabilities and size. Parameters like time, cost and probability of success, intellectual property protection, market size and degree of innovation potential are coupled with deep scientific understanding of our core areas of Central Nervous Systems (CNS), Cardiovascular System (CVS), and Urology. By choosing correctly, one does not need to be big to win.

Our pipeline

The decisions that we made in 1999 follow this logic and we believe that our initial results speak for us.

We now have an exciting CNS pipeline that addresses great areas of unmet medical need in Parkinson's disease, epilepsy and neuropathic pain.

With the new chemical entity Harkoseride from Harris FRC, we entered a highly attractive compound for epilepsy and neuropathic pain into our pipeline. The pre-clinical data and early clinical studies show excellent results. In our initial open-label trial we have seen patients who are seizure-free for the first time in their lives, in spite of not responding to any combination of currently available treatments. For many patients, there are no drugs with satisfactory efficacy and most current drugs are also associated with a broad array of side effects, many of which are serious. Therefore, there is also a great unmet need for a drug that is both safe and effective in the management of epileptic seizures. In addition, there are currently no approved drugs in common use for the painful and debilitating conditions of neuropathic pain.

Our patch for Parkinson's disease, which we have been developing since 1998, has just entered phase IIb clinical trials. This compound is in the new class of non-ergolinic dopamine agonists and it is the first of these compounds to be delivered through the skin by a once daily patch formulation. Preliminary data from this once-a-day patch are promising. Results to date suggest improvement in quality of life

Our Development Pipeline

Time to market



NUTROPIN AQ® (Metabolism)
NUTROPIN DEPOT® (Metabolism)
Parkinson TDS (Central Nervous System)
Harkoseride/Neuropathie (Central Nervous System)
C-Peptide (Metabolism)
Harkoseride/Epilepsy (Central Nervous System)
SPM 007 (Urology)
ARYx (Cardiovascular System)
SPM-924/CEP-701 (Urology)
1999
2000
2001
2002
2003
2004
2005
2006
2007

and a significant reduction in "off time," a condition commonly associated with traditional anti-Parkinson drugs. In late 1999 we acquired the Japanese rights, giving us full worldwide rights to this compound.

In the urology segment, we added the compound CEP-701 from Cephalon for prostate cancer to address a common and serious disease, treated by one of our traditional target physician groups, the urologists. Pre-clinical data show promising results which suggest that CEP-701 will treat both hormone dependent and hormone independent prostate cancer.

This oral drug, currently in clinical trials, inhibits tumor cell proliferation and induces programmed cell death in prostate cancer. Currently there is no treatment available for hormone independent prostate cancer.
The second project in urology is an in-house development, the new chemical entity SPM-007. The aim is to develop a once-daily drug for urinary urge incontinence that is more effective than current therapy and that is safer due to fewer drug interactions. This project will enter clinical studies this summer.

Our Development Pipeline

Time to market


NUTROPIN AQ® (Metabolism)
NUTROPIN DEPOT® (Metabolism)
Parkinson TDS (Central Nervous System)
Harkoseride/Neuropathie (Central Nervous System)
C-Peptide (Metabolism)
Harkoseride/Epilepsy (Central Nervous System)
SPM 007 (Urology)
ARYx (Cardiovascular System)
SPM-924/CEP-701 (Urology)
1999
2000
2001
2002
2003
2004
2005
2006
2007

and a significant reduction in "off time," a condition commonly associated with traditional anti-Parkinson drugs. In late 1999 we acquired the Japanese rights, giving us full worldwide rights to this compound.

In the urology segment, we added the compound CEP-701 from Cephalon for prostate cancer to address a common and serious disease, treated by one of our traditional target physician groups, the urologists. Pre-clinical data show promising results which suggest that CEP-701 will treat both hormone dependent and hormone independent prostate cancer.

This oral drug, currently in clinical trials, inhibits tumor cell proliferation and induces programmed cell death in prostate cancer. Currently there is no treatment available for hormone independent prostate cancer.
The second project in urology is an in-house development, the new chemical entity SPM-007. The aim is to develop a once-daily drug for urinary urge incontinence that is more effective than current therapy and that is safer due to fewer drug interactions. This project will enter clinical studies this summer.

In our traditional area of expertise, in the cardiovascular area we have entered into an agreement with a California biotech company, ARYx, to develop a new treatment for cardiac arrhythmia. Although this project is still at the pre-clinical stage, the aim is to develop a drug which is as effective as amiodarone, but with an improved side-effect profile.

Worldwide, seven million patients who suffer from Type I diabetes develop late-stage complications, such as neuropathy or nephropathy. This is believed to be due to a lack of C-peptide, which is normally produced, in association with insulin, in the pancreas. Since 1998, together with Creative Peptides, we have been developing C-peptide analogs intended for the treatment of late-stage complications in Type I diabetes patients. Clinical pilot studies have shown efficacy in neuropathy and nephropathy and phase II studies are in progress.

Finally, we acquired the worldwide rights (excluding North America and Japan) for NUTROPIN AQ® and NUTROPIN DEPOT® (somatropin), the improved formulations of human Growth Hormone from Genentech. Both products are in the registration process and are expected to come to market soon. While NUTROPIN AQ® is a ready-to-use liquid formulation for the daily injection, NUTROPIN DEPOT® brings a significant advantage to the patient with a sustained release formulation that reduces the injections to once or twice a month.

The development of a helicobacter pylori test did not achieve the aims set for it and the project was halted in spring 1999. The "Nasal Scopolamine" development project was sold back to our partner in December 1999, since it was no longer in line with the SCHWARZ PHARMA strategy. Side effects occurred during clinical studies of the oxybutynin patch. We need to analyze these, and this project will not continue as scheduled.

As of this writing we have nine exciting projects in our pipeline. We have also made substantial progress in its development by moving all projects closer to the market. This confirms and justifies the investment in people, processes and skills in our development area, which we have made over the last three years.

Some say that size matters for marketing and sales. Again, we believe that it depends on which "battles" you pick. Even in the U.S., the largest and most dynamic market in the world, there are niches that can be served effectively by smaller players. The neurology area is a good example. Fewer than 100 pharmaceutical sales representatives can cover the majority of target physicians for an anti-epileptic or Parkinson's drug. Of course the term "niche" might be misleading when it comes to product potential. Quite a few "niche" compounds generate between $100m and $1bn in annual sales. However, if one of our new products has market potential beyond our reach, we would rapidly expand or team up with a strong partner for co-promotion. We will do whatever maximizes the value of our assets.







The Search Network

SCHWARZ PHARMA has adopted a Search and Development policy, thus avoiding the expense and risk associated with basic research. Using an extensive network of contacts in academic institutions, biotech companies, start-up and major pharmaceutical companies worldwide, the search teams led by Ulrike Kluge and Ron Stratton identify potential drug project candidates that fit our portfolio. A potential compound identified for acquisition has to pass a rapid in-depth evaluation to ensure that the compound meets an unmet medical need, fits the corporate development skills and capacity, and has no unforeseen risk factors. Following this, focus and flexible negotiation skills are used to close the deal.

Let's innovate: "Moving closer to our ultimate goal"

The environment is changing and we are changing SCHWARZ PHARMA at a rapid pace. It is our mission to search for the best of today's science, to pick inventions that fit our skills and resources, and to turn such ideas into reality via rapid and effective drug development. Success does not come easy, but we achieve energy and enthusiasm from seeing our pipeline steadily moving closer to the marketplace and closer to patients. Bringing to market new medicines that make a difference in the lives of patients is our ultimate goal. When we achieve this, we fulfill our mission: "From today's science to tomorrow's medicines."

The 1999 fiscal year

We are reporting on the 1999 fiscal year for the first time according to the U.S. Generally Accepted Accounting Principles (U.S. GAAP) only. 1999 was marked by the major expansion of the development pipeline with a corresponding 30 percent rise in research and development expenses. On the sales side, the European distribution network expanded owing to the acquisition of CEPA S. L., Madrid effective April 1. The generic business was sold in line with corporate strategy.

SCHWARZ PHARMA Group sales rose by 3.6 percent to DM 1.38 billion. Growing sales of new patent-protected drugs compensated for declining sales of older established products. The sales volume of our new Spanish subsidiary helped to compensate for the missing sales from the divested generic business.

Application of science

In order to turn an effective drug substance into a pharmaceutical product a wide range of scientific disciplines must apply their skills to the development process. At SCHWARZ PHARMA Linda Hakes and her team – chemists, biochemists, toxicologists, pharmacologists, analysts and pharmacists – work together to ensure that the compound is well understood and formulated into a dosage form that meets the needs of the patient, is safe and effective and has the highest quality. New technologies and skills are used whenever possible to accelerate the development processes.













Germany

Sales of the German subsidiary, adjusted for divestiture, increased by 1.3 percent. The generic business, the Isis Group, was sold to Alpharma Inc., USA in June 1999. This strategic move underlines Schwarz Pharma's focus on innovative products. Germany's share in total sales fell overall in 1999 from 40 percent to 35 percent. Our joint venture Hoyer-Madaus expanded our position on the German urology market where we now occupy a leading position.

Europe

European sales rose by 25 percent and now make up 35 percent of total Schwarz Pharma Group sales. One of the highlights was the excellent sales performance in Italy with a rise of 31 percent. The new Spanish subsidiary contributed DM 58 million to European sales in the first nine months.

USA

U.S. business grew by 2.5 percent. Growing sales of drugs like the ACE inhibitor Univasc® (moexipril) contrasted with declining sales of off-patent products. Sales of the newly launched Verelan PM® (verapamil HCl), a chronotherapeutic formulation of the anti-hypertensive Verelan® (verapamil), reached a level of DM 8 million. As a result, the U.S. contribution is around 30 percent of Group sales. In November, we sold our fifty-percent share in the Axcan-Schwarz joint venture to Axcan Pharma, our partner in the joint venture.

Connecting to the patient

Clinical development is the most challenging aspect of the development of a new pharmaceutical product. This phase includes all stages from the first pharmacokinetic studies in man to extensive international phase III studies which usually involve many thousands of patients. Vast quantities of data are produced and must be analyzed carefully to make sure not only that the product is effective but that the side effects, risk factors and dosing requirements are well understood.

At Schwarz Pharma Barbara Stegmann and her team of experienced clinicians lead the clinical development activities supported by scientists from several other disciplines who collect and analyze the data, monitor the conduct of the studies, and build strong relationships with leading centers of clinical science.



The regulatory process

The final hurdle to overcome before a new product can reach the market is regulatory approval. The quantity of data that has to be submitted is staggering and the task of assembling it in an appropriate format is demanding. The regulatory group at SCHWARZ PHARMA facilitates the process by working closely with the project teams throughout development to ensure that data are rapidly compiled into reports and are critically reviewed internally. Harald Jordan and his team also maintain regular contact with major regulatory agencies in order to be aware of any new expectations or modifications to the requirements.

Asia

The volume of sales was DM 12 million after a level of DM 16 million in 1998. State health reforms in China worsened the situation of foreign manufacturers by imposing restrictions on prices, volumes and distribution.

Net income for 1999

Consolidated net income for 1999 went down to DM 16 million. This distinct decrease by DM 102 million is due to the following factors.

Cost of goods increased significantly by 31.6 per cent to DM 574.6 million. Gross profit has therefore fallen by 10 percent to DM 805.9 million as a result of product mix changes and pressure on prices. Selling expenses went up by 10 percent driven by higher marketing expenses on the launch of VERELAN PM® in the U.S. The rise in administrative expense by 8 percent reflects costs associated with the implementation of a cost-saving program. Furthermore the amount of internal distributed costs went down compared to 1998. The acquisition of new development projects led to a significant increase in research and development expense by 30 percent to DM 150 million.

Amortization of intangible assets remained stable at a level of DM 81 million. A one-time charge, asset impairment made in the U.S., reduced both the U.S. result and Group operating income by DM 85 million. This write-off equally affects pre-tax and after-tax results.

Profits of DM 178 million from the sale of the generic business were unable to compensate for these effects. With financial income remaining almost the same, the above effects reduced the pre-tax result by DM 71 million to DM 115 million.

As a result of the non-tax-deductible asset impairment and the high tax liability on the proceeds from the generic business, the Group tax ratio rose to 86 percent, leaving consolidated net income at DM 16 million.

Dividends

The Executive and Supervisory Boards propose a dividend of DM 0.50 per share and a bonus of DM 1.50 per share, by which shareholders are to share in profits from the divested generic business.

Cash Flow

Proceeds of DM 248 million from the divested generic business are added to operating cash flow of DM 72 million. A cash surplus of DM 18 million remained after financing of investments, payment of dividends and purchase of our own shares.

Investments

The volume of investments totaled DM 229 million (1998: DM 268 million). These investments, in addition to those in property, plant and equipment, were primarily to acquire the Spanish subsidiary and the new drugs PROVAS® (valsartan) and NARAMIG® (naratriptan) for the German market and the anti-allergic agent mizolastin for the British market.

Outlook

Sales are expected to decline by five to seven percent in the current fiscal year after divestiture of the generic business. The cost-saving program implemented in 1999 is providing extra funds for research and development. In view of ongoing projects and depending on the outcome of research cooperations currently at the negotiating stage, research expenditure will exceed DM 200 million. This means that no reliable forecast of results can be given.

We would especially like to thank our employees at this point for supporting us with great commitment and expertise. We would also like to thank our customers, business associates and shareholders for their demonstrated loyalty and support to SCHWARZ PHARMA.





Connecting to the market

Strategists in International Marketing play a special role in the strategy for the development of new and innovative SCHWARZ PHARMA products. They monitor the development process from a market point of view and ensure that the needs of the patient are reproduced in optimum form in the product. Their maxim is "Guaranteeing market success tomorrow by thinking like patients today." Constant observation of market developments and competitors also guarantees fast and early detection of market risks. This means that Andrea Quellhorst and her team are involved with the project teams at all stages of development.



In 1999 SCHWARZ PHARMA started the transformation from a marketing-based operation to an enterprise focused on a strategy that combines world-class development expertise, its own pipeline and an international presence as the basis of its strength. In a year that saw our share price decline by 35% while the German Midcap Index (MDAX) rose by 4.6%, decisive and immediate action was needed.

Transition is always a challenge, and our investor relations team had its work cut out for it if we were to maintain the confidence of our shareholders, investors, analysts and journalists. The key was to continue to provide comprehensive information on a regular basis and to always be available to these important audiences.

At SCHWARZ PHARMA, we pride ourselves on our accessibility to answer questions, explain the strategic reorientation and discuss the projects in our development pipeline.

At a number of investor conferences and roadshows held throughout the year in financial centers throughout Europe and the U.S., SCHWARZ PHARMA Executive Board members presented the strategy and pipeline and talked face-to-face with investors. In addition, twenty in-depth individual meetings were held with investors in Monheim. Along with contacts on a regular basis and quarterly reports, we informed equity analysts of the latest business developments in 1999 and held two analyst conferences and a telephone conference.

In a further effort to satisfy the greater need for information, we invited analysts to an all-day analysts' conference on January 20, 2000. At this "Analysts' R&D Day," experts from our Search and Development departments gave attendees a detailed insight into the work of SCHWARZ PHARMA and discussed the development pipeline projects with the analysts.

All press releases and quarterly reports are posted at the time of publication on our Internet website www.schwarzpharma.com. Background information and the latest presentations by the Executive Board at investor

Share information

	per share	1996	1997	1998	1999	1999 in €
Earnings per share	DM	4.53	5.17	5.24	0.72	0.37
Cash flow per share*	DM	6.78	9.55	7.63	3.19	1.63
Dividends per share	DM	1.50	2.00	2.50	0.50 + 1.50	0.26 + 0.77
plus tax credit	DM	0.64	0.86	1.07	0.86	0.44
Book value per share	DM	35.31	41.32	42.88	43.51	22.25
Market capitalization (12/31)	DMm	2,565	2,727	2,164	1,380	706
Number of shares (weighted average)	in thousands	22,540	22,540	22,540	22,482	
Number of shares (12/31) Security ID No. 722 190	in thousands	22,540	22,540	22,540	21,994	

* Cash flow from operating activities

conferences are also available via the Internet, and a special section of our website is dedicated to the latest estimations of equity analysts.

In line with our share buy-back program which expired on December 31, 1999, SCHWARZ PHARMA re-acquired 545,700 of its own shares, which will initially be held in SCHWARZ PHARMA AG's own portfolio. The share buy-back plan has slightly modified the shareholder structure of SCHWARZ PHARMA AG:

Shareholder structure
SCHWARZ PHARMA AG

Schwarz family	73%
Institutional investors*	9%
Private investors*	18%



* estimated on the basis of Bloomberg data

Globally, many capital market operators expect to see an end to the below-average development of pharmaceutical stock prices. Reasons cited are the industry's worldwide sustained growth prospects and technological advances especially in the area of biotechnology. Although SCHWARZ PHARMA shares will also benefit from a more optimistic outlook for pharmaceutical stocks, it is crucially important that we continue to make progress in our existing development projects and acquire additional projects. Since all income earned is going to be invested in our development projects, the SCHWARZ PHARMA stock will be driven by progress in our development pipeline. For this reason, our quarterly reports provide information on progress in this area.

We welcome your questions and inquiries. You can contact SCHWARZ PHARMA:
SCHWARZ PHARMA AG
Corporate Communications
Alfred-Nobel-Strasse 10
40789 Monheim
Germany

Antje Witte
E-mail: antje.witte@schwarzpharma.com
Phone +49/2173/48-1866
Sonja Agatter
E-mail: sonja.agatter@schwarzpharma.com
Phone +49/2173/48-1377
Sylvia Heitzer
E-mail: sylvia.heitzer@schwarzpharma.com
Phone +49/2173/48-1238

Financial calendar

March 30, 2000	Balance Sheet Press Conference Meeting of Analysts
May 10, 2000	Report on 1st Quarter
May 10, 2000	Annual Meeting of Shareholders
July 27, 2000	Interim Report
November 3, 2000	Report on 3rd Quarter
February 15, 2001	Report on 4th Quarter
May 9, 2001	Annual Meeting of Shareholders

Consolidated Financial Statements according to U.S. GAAP

Financial Section

The accompanying consolidated financial statements were prepared in accordance with the United States Generally Accepted Accounting Principles (U.S. GAAP). The consolidated statements of income, shareholders' equity and cash flows were prepared for the years ended December 31, 1999, 1998 and 1997. The consolidated balance sheets were prepared as of December 31, 1999 and 1998.

In order to comply with § 292a German Commercial Code (HGB), the consolidated statements were prepared in deutschmarks and supplemented with management's discussion and analysis and further explanations. Therefore, the consolidated financial statements comply with the Fourth and Seventh Directive of the European Community.

Report of Management

The Company's management is responsible for the integrity and accuracy of the financial information contained in this annual report. Management believes that the financial statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances and that the other information in this annual report is consistent with those statements. In preparing the financial statements, management makes informed judgements and estimates where necessary to reflect the expected effects of events and transactions that have not been completed.

Management is also responsible for maintaining an internal control system at reasonable cost, designed to provide reasonable assurance that assets are safeguarded against loss or unauthorized use and that financial records are adequate and can be relied upon to produce financial statements in accordance with generally accepted accounting principles. The Group's control system is supported by written policies and guidelines, by careful selection and training of financial management personnel and by regularly performed internal audits.

The existing internal control systems are combined with a risk management system that meets the requirements of the German Business Monitoring and Transparency Law (KonTraG). This will enable management to identify potential risks at an early stage and to initiate appropriate countermeasures.

Deloitte & Touche GmbH, independent accountants, are retained to conduct an audit of SCHWARZ PHARMA'S financial statements in accordance with generally accepted auditing standards and to express their opinion as to whether these consolidated financial statements present fairly, in all material respects, the Company's financial position, results of operations and cash flows.

Management and independent accountants have periodic meetings to discuss accounting controls and the quality of financial reporting.

Patrick Schwarz-Schütte   Lars Ekman   Klaus Langer

Independent Auditors' Report

To the shareholders of SCHWARZ PHARMA AG, Monheim:

We have audited the accompanying consolidated balance sheets of SCHWARZ PHARMA AG and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with German and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of SCHWARZ PHARMA AG and subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

We have also examined the accompanying management's discussion and analysis taken as a whole. Management is responsible for the preparation of SCHWARZ PHARMA AG's management's discussion and analysis. Our responsibility is to express an opinion on the presentation based on our examination.

Our examination of management's discussion and analysis was conducted in accordance with German attestation standards and, accordingly, included examining, on a test basis, evidence supporting the historical amounts and disclosures in the presentation. An examination also includes assessing the significant determinations made by management as to the relevancy of information to be included and the estimates and assumptions that affect reported information. We believe that our examination provides a reasonable basis for our opinion.

The accompanying management's discussion and analysis is intended to be a presentation in accordance with § 292a HGB (German Commercial Code).

In our opinion, based on our examination, SCHWARZ PHARMA AG's presentation of management's discussion and analysis taken as a whole renders a true and fair view of the financial situation of the Company and addresses possible future risks adequately.

In our opinion, the accompanying consolidated financial statements and the management's discussion and analysis comply with § 292a HGB and are adequate to exempt from the obligation to prepare consolidated financial statements and a consolidated management report according to German regulations.

Düsseldorf, March 14, 2000

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

(Kutscheit)
Wirtschaftsprüfer

(ppa. Kalvelage)
Wirtschaftsprüfer

The Consolidated Statement of Income summarizes the Company's operating performance over the last three years.

Net Sales: SCHWARZ PHARMA increased net sales by 3.6% to DM 1,380.6 million in 1999. Excluding the impact of the acquisition in Spain, CEPA SCHWARZ PHARMA, S.L. ("CEPA") and excluding the reduction in sales as a result of the divestiture of the ISIS Group (referred to as the "Generic Business"), sales growth would have been 4.6% in 1999. This compares to an almost 10% growth of pharmaceutical markets worldwide.

In 1998 fiscal year, the SCHWARZ PHARMA Group recorded growth in sales of 4.8% to DM 1,333.2 million. Excluding the impact from the loss of sales from the SCHWARZ PHARMA business in Switzerland (September 1997), and from SELOC France S.A. (January 1997), the increase in sales would have been 8.0%. Exchange rate effects accounted for DM 16.5 million in 1999, DM 6.3 million in 1998 and DM 59.9 million in1997 of sales growth.

International sales grew by 12.8% in 1999 to DM 896.5 million, compared with increases of 7.6% and 20.8% in 1998 and 1997, respectively; whereas sales in Germany decreased by 10.1% to DM 484.1 million, as compared to a growth of 0.9% in 1998 and a reduction of 8.6% in 1997. Excluding the impact from the divestiture of the Generic Business, sales in Germany would have increased by 1.3% in 1999, which is less than the market growth of 6.2%. Foreign business in relation to total group sales accounted for approximately 64.9% in 1999 compared to 59.6% in 1998 and 58.0% in 1997. The U.S. accounted for approximately 45.1% of these foreign sales in 1999 compared to 49.6% in 1998 and 45.2% in 1997. Europe (including Rest of the World) accounted for 53.6% of total international sales in 1999 compared to 48.4% in 1998 and 53.5% in 1997.

Twenty-five top-selling products accounted for 75% of total SCHWARZ PHARMA Group sales. VERELAN® (verapamil), a drug for the treatment of hypertension that was licensed for the U.S. market in September 1998, became the highest-selling product with sales of DM 104.9 million. The cardiovascular products ISOKET® (isosorbide dinitrate) and ELANTAN®/MONOKET® (isosorbide mononitrate) achieved sales of DM 101.7 million and DM 88.7 million respectively. UNIVASC®/FEMIPRES® (moexipril), an antihypertensive product, increased by 33.5% to DM 73.0 million. LORANS® (lorazepam), a product acquired in December 1998 for the Italian market, achieved a sales volume of DM 17.4 million, while SEGLOR® (dihydroergotamine), a product addition for France, generated sales of DM 29.4 million.

Production: During 1999, SCHWARZ PHARMA further advanced its manufacturing efficiency through organizational restructuring and concentration of core competences within its "Manufacturing Investment Center" (MIC). In November 1999, the Company established "SCHWARZ PHARMA Produktions GmbH & Co. KG" in Germany. The subsidiary is part of MIC and is responsible for an efficient execution of the manufacturing process in Germany as well as providing competitive contract manufacturing services to third parties.

In addition, SCHWARZ PHARMA progressed with its European Productions Strategy (EPS 2000), launched in 1996, to the next stage. During the first quarter of the year 2000 the Company will have completed the merger of its U.S. production activities located in Seymour/Indiana, USA. In Ireland, the Company improved its technical capacities and expanded its manufacturing facilities (tablet production, nitration plant).

During 1999 and in early 2000, the Company was subject to two examinations of the U.S. Federal Drug Associaton (FDA) without any major finding.

Gross profit margin was 58.4% of sales in 1999 compared with 67.2% in 1998 and 70.8% in 1997. The decreases in gross profit margins in 1999 and 1998 were primarily the result of product mix changes and the impact of increased worldwide generic competition. This holds true in particular for the U.S. market where sales for LEVSIN®, one of our best-selling products, fell by 41.4% in 1999.

Selling expenses include promotion expense, sales force expense and other marketing expense. As a percentage of sales, selling expense increased to 33.8% in 1999, after a decrease to 31.8% in 1998 from 33.8% in 1997. The increase in 1999 was driven by upfront expenses in connection with the launch of the product VERELAN PM® (verapamil HCl), of which the licensor Elan Corporation contributed DM 13.2 million (see other operating income).

General and administrative expenses increased as a percentage of sales to 7.7% in 1999 from 7.4% in 1998 and 6.7% in 1997. Overall, the increase was largely due to restructuring expenses. This restructuring was the result of the Company's decision to re-evaluate several service functions and to implement a stringent cost-saving program worldwide. Excluding these restructuring charges, general and administration expenses would have been 6.9% of sales in 1999.

Research and development expenses increased by 30.1% to DM 150.7 million in 1999. This spending level represented 10.9% of sales compared to 8.7% in 1998 and 8.4% in 1997. The substantial increase in 1999 reflects the Company's efforts to secure a steady flow of innovative products. A major portion of the R&D expenses in 1999 related to down payments representing sign-up fees to enter into new and innovative R&D projects and milestone payments which only become due when projects reach certain development stages.

For the core area Central Nervous Systems (CNS), the Company has acquired a new chemical entity, Harkoseride, from Harris FRC, USA, for the treatment of epilepsy and neuropathic pain. Since 1998, SCHWARZ PHARMA cooperates with Discovery Therapeutics Inc. in the development of a patch for Parkinson's disease. This project has just entered phase IIb clinical trials. In 1999, the agreement with Discovery Therapeutics Inc. was extended to include the distribution rights for Japan. In the urology segment the Company has added the compound CEP-701 from Cephalon Inc., USA, for the treatment of prostate cancer. Phase II trials will start in 2000. The in-house development SPM 007 for urinary urge incontinence has progressed as scheduled. The development of an oxybutinin patch has been temporarily stopped due to side effects which occurred during clinical trails. For the cardiovascular area SCHWARZ PHARMA has entered into an agreement with ARYx Therapeutics Inc., USA, to develop a new treatment for cardiac arrhythmia. This project is still at pre-clinical stage.

The cooperation with Creative Peptides A.B., Sweden, to develop a treatment for late-stage complications in type I diabetes patients, is showing good progress. Clinical pilot studies have shown efficacy in neuropathy and nephropathy. In 1999 SCHWARZ PHARMA acquired the worldwide rights (excluding North America and Japan) for NUTROPIN AQ® an NUTROPIN DEPOT® (somatropin), the improved formulations of human Growth Hormone from Genentech Inc., USA.

Impairment loss: In 1999, the Company incurred an impairment loss of DM 85.4 million from its U.S. operations, which represented the difference between the carrying value of goodwill and product rights and their fair value, based upon discounted estimated future cash flows.

Other operating income includes reimbursements from the AXCAN SCHWARZ LLC joint venture for selling and administration services. Furthermore, other operating income includes marketing support for VERELAN PM® provided by Elan Corporation, as well as rental income for buildings and other minor revenues.

Interest income was DM 8.1 million in 1999 compared to DM 5.7 million in 1998 and DM 4.1 million in 1997. The increase in 1999 reflects the temporary investment of the proceeds from the divestiture of the Generic Business in June 1999.

Interest expense increased by 26.9% in 1999 as a result of borrowings made for the acquisition of the operations in Spain. In 1998, interest expenses decreased by 19.3% compared to 1997, due to lower average borrowings during the fiscal year 1998.

Other income (expense) – net includes income and/or expense from equity investments, gains and losses on disposal of fixed assets and exchange rate gains or losses. The significant increase in 1999 is primarily related to the divestiture of the Generic Business, which contributed a DM 178.4 million gain. Furthermore, income from equity investments improved by DM 14.3 million to DM 4.0 million in 1999, compared to a DM 10.3 million expense in 1998. This was the result of the positive contribution of our newly formed joint venture HOYER-MADAUS GmbH & Co. KG in early 1999. The membership interest in AXCAN-SCHWARZ LLC, which was sold at the end of 1999, contributed a minor profit while in 1998 it contributed a loss of DM 10.3 million. (see also note 7)

Income taxes increased to an effective tax rate of 87.2% in 1999, compared to 36.9% in 1998 and 42.5% in 1997. The increase in 1999 was primarily the result of taxable German income due to the gain on disposal of the ISIS Group. In addition, there was no tax benefit available for the goodwill impairment recorded in the U.S. The decrease in 1998 was for two reasons: firstly, an increase of foreign source income, subject to lower income tax rates, and secondly, the tax-reducing effects of a higher dividend payment by SCHWARZ PHARMA AG.

Net income in 1999 decreased by 86.3% to DM 16.1 million. Net income in 1998 increased by 1.2% to DM 118.0 million as compared to 1997. Differences in year-to-year exchange rates reduced net income in 1999 by approximately DM 4.2 million and in 1998 by DM 0.1 million. After eliminating these exchange rate differences, net income would have declined by 82.8% in 1999 and would have remained nearly unchanged in 1998. Net income as a percentage of sales was 1.2% in 1999, compared to 8.9% in 1998 and 9.2% in 1997. Significant changes in the 1999 pre-tax income related to:

- gain on divestiture of Generic Business of DM 178.4 million
- asset impairments of DM 85.4 million
- increased research and development expenses of DM 34.9 million
- restructuring charges of DM 10.7 million

Outlook: Due to permanent and ongoing restructuring and innovation activities no reliable forecast can be given with respect to net income development in 2000. However, we expect that sales will decline by five to seven percent and that the expected increase in R&D expenses for our current projects and the intention of the Company to further broaden its R&D pipeline will exceed DM 200 million. The cost-saving program implemented in 1999 will partially offset this increase in R&D expenses.

Plans for 2000 do not provide for additional debt or equity. However, should acquisitions or major product purchases constitute a need for major funding, the Company could either increase share capital by issuing up to 11.08 million common shares or non-voting preferred shares, or issue convertible debentures and utilize a contingent capital of DM 40.7 million, equivalent to an additional 8 million common shares. The Company also has committed lines of credit available.

Consolidated Statements of Income
SCHWARZ PHARMA AG and Subsidiaries

Year ended December 31 (DM in thousands, except per share amounts)	Notes	1997	1998	1999
Net sales		1,272,405	1,333,179	1,380,588
Cost of goods sold	4	371,687	436,759	574,644
Gross profit		**900,718**	**896,420**	**805,944**
Selling expense		429,820	423,378	466,886
General and administrative expense		85,533	98,895	106,608
Research and development expense		107,055	115,835	150,725
Amortization of intangible assets		77,913	80,597	81,069
Impairment loss		–	–	85,378
Other operating income (expense) – net		–	25,544	26,399
Operating income (loss)		**200,397**	**203,259**	**(58,323)**
Interest income		4,147	5,717	8,127
Interest expense		16,058	12,952	16,440
Other income (expense) – net	7	13,903	(9,636)	181,662
Income before income taxes and minority interest		**202,389**	**186,388**	**115,026**
Income tax	8	86,042	68,862	100,302
Minority interest		(230)	(506)	(1,419)
Net income		**116,577**	**118,032**	**16,143**
Basic earnings per share	16	**5.17**	**5.24**	**0.72**

Discussion of Balance Sheets

The Consolidated Balance Sheets show the Company's financial position at year end, compared with the previous year end. This statement provides information to assist in assessing factors such as the Company's liquidity and financial resources.

Consolidated Balance Sheets (in DMm)

Assets	1999	1998
	1,696	1,590
Cash and cash equivalents	75	53
Accounts receivable	202	226
Inventories	245	183
Other current assets	59	48
Property, plant and equipment	322	259
Other non-current assets	793	821

1998	1999	Liabilities and Shareholders' Equity
1,590	1,696	
155	238	Current debt
71	109	Accounts payable
181	215	Other current liabilities
157	102	Long-term debt
60	75	Other non-current liabilities
966	957	Shareholders' Equity

The overall effect of currency rate changes during the year caused a DM 65.4 million increase in the foreign currency translation adjustments equity account. These rate changes also caused significant increases in accounts receivable, inventories, goodwill and property, plant and equipment, as well as significant increases in accounts payable and various accrual accounts.

Accounts receivable are primarily due from customers for sales of products in the ordinary course of business (DM 201.7 million at December 31, 1999, compared to DM 226.1 million at December 31, 1998). The current year's decrease, regardless of business acquisitions, is primarily due to accelerated cash collections at year end. The divestiture of the Generic Business did not have a significant impact because of an ongoing trade relationship.

Inventories increased to DM 244.8 million at December 31, 1999, compared to DM 182.6 million a year ago, partially due to the acquisition of CEPA and exchange rate effects (approximately DM 11 million). Due to year 2000 considerations inventory levels, in particular finished goods and merchandise, were increased.

Property, plant and equipment, net of accumulated depreciation, increased by DM 63.0 million to DM 322.5 million in 1999 as a result of the acquisition of CEPA and its production facility along with additional investments due to planned expansions and renovation of the U.S. operations which exceeded annual depreciation.

Goodwill and other intangible assets decreased by DM 117.2 million to DM 663.4 million at December 31, 1999, compared to DM 780.6 million at December 31, 1998. Most of the reduction is attributable to the divestiture of the Generic Business and the asset impairment recorded in the U.S. Goodwill from the acquisition of CEPA and the purchase of certain product rights (e.g. PROVAS® (valsartan), MIZOLLEN® (mizolastin), NARAMIG® (naratriptane)) had an offsetting effect.

Long-term investments and other assets increased by DM 64.7 million to DM 105.4 million in 1999. SCHWARZ PHARMA'S membership interest in the HOYER-MADAUS joint venture constitutes most of the increase.

Accounts payable increased to DM 109.5 million in 1999, mainly due to the purchase of the product NARAMIG® at year end. Additional increases relate to the timing of payments and to business acquisitions.

Total debt including long-term debt, the current portion of long-term debt and short-term debt increased from DM 312.4 million in 1998 to DM 340.0 million at December 31, 1999. The cash required for acquisitions and other capital expenditures exceeded the net proceeds after tax from the sale of the Generic Business.

Pensions accruals increased by DM 13.6 million in 1999 (see note 14).

Other accrued and non-current liabilities increased to DM 26.5 million in 1999, up from DM 16.5 million in 1998, primarily due to provisions for restructuring.

Consolidated Balance Sheets
Schwarz Pharma AG and Subsidiaries

December 31 (DM in thousands)	Note	1998	1999
ASSETS			
Current assets			
Cash and cash equivalents		51,894	69,634
Marketable securities		1,608	5,537
Accounts receivable, less allowances (1998: 2,712; 1999: 3,220)		226,086	201,717
Inventories	9	182,612	244,806
Prepaid expenses and other current assets		9,268	9,440
Deferred income taxes	8	38,240	49,549
Total current assets		**509,708**	**580,683**
Property, plant and equipment			
Land and buildings		179,916	210,567
Machinery and equipment		257,151	274,241
Construction in progress		39,023	64,223
Less accumulated depreciation		216,639	226,580
Total property, plant and equipment	10	**259,451**	**322,451**
Goodwill and other intangible assets			
net of accumulated amortization (1998: 305,622; 1999: 384,474)	10	780,585	663,375
Long-term investments and other assets	10,11	**40,651**	**105,356**
Deferred income tax – non-current	8	0	23,837
		1,590,395	**1,695,702**

	Note	1998	1999
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Short-term debt	12	60,661	110,904
Current portion of long-term debt	12	94,443	127,611
Accounts payable		70,903	109,495
Accrued liabilities and other current liabilities		126,445	169,240
Income and other tax liabilities		54,546	45,456
Total current liabilities		**406,998**	**562,706**
Long-term debt	12	157,340	101,508
Pensions	14	32,780	46,429
Other accrued and non-current liabilities		16,493	26,524
Deferred income taxes	8	7,854	0
Minority interests		2,484	1,647
Shareholders' equity			
Common stock (authorized 42,410,000 shares; issued 22,540,000 shares in 1998 and 1999)		112,700	114,619
Additional paid-in capital		276,411	276,411
Retained earnings		545,394	503,285
Treasury stock; at cost (1998: 6,915 shares; 1999: 545,885 shares)		(664)	(34,807)
Accumulated other comprehensive income		32,605	97,380
Total shareholders' equity	15	**966,446**	**956,888**
		1,590,395	**1,695,702**

Discussion of Cash Flows

The Consolidated Statement of Cash Flows reflects cash inflows and outflows from the Company's operating, investing and financing activities. Cash and cash equivalents increased by DM 17.7 million to DM 69.6 million in 1999 after decreasing by DM 2.6 million in 1998.

Cash Flow from Operating Activities: In 1999, cash flow provided by operating activities, adjusted for changes in the group of consolidated companies and for currency effects, decreased by DM 100.2 million to DM 71.7 million. The reduction in operating cash flow is principally due to the following: a significantly lower net income for the period of DM 16.1 million as compared to DM 118.0 million in 1998. In addition, the non-cash expenses of depreciation and amortization as well as impairment loss and the reclassification items of loss/gain on asset sales including long-term investments, decreased substantially by DM 74.8 million to DM 38.8 million. Cash was used by the inventory stock-up of DM 41.8 million, increases in other assets of DM 16.1 million and a decrease in accrued domestic and foreign taxes of DM 11.9 million. This consumption of cash was partially offset with cash provided by a decrease of DM 30.0 million in accounts receivable and increases of DM 35.5 million in accounts payable and DM 38.2 million in other accrued liabilities.

In 1998, net cash provided by operating activities decreased by DM 43.4 million compared to 1997. This was principally the result of a DM 69.9 million increase in accounts receivable and a DM 35.0 million rise in inventory volume related to new products. This development was partially offset by increases of DM 51.7 million in other accrued liabilities and DM 14.3 million in accrued domestic and foreign taxes.

Cash Flow from Investing Activities: Net cash provided by investing activities in 1999 was DM 28.3 million as compared to cash used in investing activities of DM 220.4 million in 1998. This improvement over 1998 is primarily due to the proceeds from the disposal of the Generic Business that contributed cash of DM 247.9 million. The acquisition of CEPA used cash of DM 87.4 million, and DM 58.3 million was used to fund new product acquisitions (e.g. PROVAS®, MIZOLLEN®, NARAMIG®). Capital expenditures, which focused on improved technology, totaled DM 77.4 million in 1999.

Net cash used for investing activities in 1998 exceeded expenditures in 1997 by DM 143.1 million. This increase primarily related to efforts to expand the range of products. Investments in new products and licenses accounted for DM 192.9 million and included, among others, product rights and licenses for ZOLIM® (mizolastin), SEGLOR®, LORANS®, VERELAN®, ISOMOL® (macrogol).

In 1998, the Company invested DM 54.7 million to replace and expand property, facilities and equipment. Of this amount, approximately DM 18.2 million were spent on updating technical installations at our subsidiary in Seymour, Indiana (USA) and DM 13.2 million at corporate headquarters in Monheim. Furthermore, DM 8.7 million was invested in the fine chemical site in Shannon, Ireland, to fund the construction of a wastewater treatment plant and the expansion of the tablet production.

Additional DM 4.6 million were contributed to the participating interest in our cooperation partner Creative Peptides AB, Sweden.

Net assets of the newly acquired company CEPA at its acquisition date (April 1, 1999) and of the ISIS Group at the date of the divestiture (June 15, 1999) consisted of the following:

(DM in thousands)	CEPA	ISIS Group
Assets		
Cash and cash equivalents	9,559	(5,269)
Accounts receivable	8,866	(13,008)
Inventories	8,716	(845)
Other current assets	531	(336)
Property, plant and equipment	6,235	(426)
Goodwill and other intangible assets	9,443	(76,761)
Other non-current assets	15,629	(9,074)
	58,979	**(105,719)**
Liabilities		
Short-term debt	(290)	0
Accounts payable	(8,558)	2,834
Accrued and other current liabilities	(13,570)	10,078
Pension	(11,014)	1,954
Other non-current liabilities	(1,085)	3,019
	(34,517)	**17,885**
Net assets acquired (sold)	**24,462**	**(87,834)**

Cash Flow from Financing Activities: In 1999, the Company reduced its outstanding long-term borrowings by a net total of DM 42.8 million using cash provided by the divestiture of the ISIS Group. Short-term borrowings, however, were increased by DM 49.9 million to finance current financial needs, e.g. inventory stock-up. The Company initiated a stock-repurchase program in 1999 for which DM 34.1 million were used to repurchase approximately 2.5% of the outstanding stock.

In 1998 the Company increased its long-term debt by DM 70.6 million in order to fund acquisitions.

Our dividend payout ratio, which represents cash dividends paid per common share divided by basic earnings per common share, amounted to 278% in 1999 compared to 48% in 1998 and 39% in 1997.

Earnings per share (U.S. GAAP) and Cash dividends paid per common share (in DM)


4.53
1.50
5.17
2.00
5.24
2.50
0.72
2.00
1996
1997
1998
1999
Earnings per share
Dividends per share

In summary, based upon the Company's past performance and current expectations, management believes the cash flows generated from future operating activities, combined with the Company's worldwide financial capabilities, will provide adequate funds to support planned growth and continued improvements in the Company.

NARAMIG® (naratriptane) is a modern drug for the treatment of migraine. In addition to being strong and fast-acting, NARAMIG® exhibits excellent tolerance and a low rate of relapse.


Naramig®
Filmtabletten
Wirkstoff: Naratriptan-
hydrochlorid
N1
6 Filmtabletten
zum Einnehmen
Migräne-
therapeutikum
SCHWARZ

Consolidated Statement of Cash Flows
Schwarz Pharma AG and Subsidiaries

Year ended December 31 (DM in thousands)	1997	1998	1999
Cash Flow from Operating Activities:			
Net income	116,577	118,032	16,143
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	120,342	120,062	122,698
Impairment loss	0	0	85,378
Loss (Gains) on sales of tangible and intangible assets	1,026	(9,066)	(5,520)
Loss (Gains) on sales of long-term investments	0	2,638	(163,747)
Deferred income taxes	(6,876)	(30,035)	(21,713)
Net changes in assets and liabilities:			
– Accounts receivable	(7,243)	(69,923)	29,978
– Inventories	(12,385)	(34,965)	(41,821)
– Other assets	(925)	377	(16,097)
– Accounts payable	2,601	6,677	35,470
– Accrued domestic and foreign taxes	(14,018)	14,297	(11,875)
– Pensions	1,607	2,108	4,589
– Other accrued liabilities	14,641	51,739	38,226
Net Cash Provided by Operating Activities	**215,347**	**171,941**	**71,709**
Cash Flow from Investing Activities			
Capital expenditures	(51,877)	(54,650)	(77,409)
Acquisition of businesses, net of cash acquired	(11,293)	(192,866)	(145,705)
Disposition of businesses, net of cash disposed	0	22,755	247,943
Proceeds of sales of property, plant and equipment and intangible assets	1,243	19,771	7,184
Purchase of investments and marketable securities	(25,667)	(15,415)	(3,688)
Proceeds from sales/maturities of marketable securities	10,318	0	0
Net Cash Provided by (Used in) Investing Activities	**(77,276)**	**(220,405)**	**28,325**
Cash Flow from Financing Activities			
Net change in short-term borrowings	(83,005)	21,018	49,932
Proceeds from long-term debt	32,232	137,390	85,346
Repayments of long-term debt	(44,884)	(66,837)	(128,192)
Issuance (purchase) of treasury stock	(915)	445	(34,143)
Dividends paid	(33,810)	(45,064)	(56,333)
Net Cash Provided by (Used in) Financing Activities	**(130,382)**	**46,952**	**(83,390)**
Effects of exchange rate changes on cash and cash equivalents	10,018	(1,052)	1,096
Change in cash and cash equivalents	**17,707**	**(2,564)**	**17,740**
Cash and cash equivalents at beginning of period	36,751	54,458	51,894
Cash and cash equivalents at end of period	**54,458**	**51,894**	**69,634**

Discussion of Business Segment Information

The Company is engaged in the discovery, development, manufacturing and marketing of a broad and diversified line of pharmaceutical products and services. The Company's general indications contain cardio-vascular, gastro-intestinal, urological and other products including chemicals. Products are sold primarily to customers in the wholesale sector.

The Company has adopted FASB Statement No. 131, "Discussions about Segments of an Enterprise and Related Information." The Company managed its business in four geographic segments: Germany, USA, Europe excluding Germany, and Asia.

The Business Segment Information present net sales, operating income and assets by the principal geographic areas in which the Company operates.

Germany

	1997	1998	1999
Net Sales (DM million)	694.7	719.7	688.0
Operating Income before unallocated corporate expense as percentage of sales	24.4%	25.0%	18.6%

Sales of the German operations, which include exports to trading subsidiaries and distributors, decreased 4.4% to DM 688.0 million, following 1998's increase of 3.6% over 1997. The decrease in 1999 is in total attributable to the divestiture of Isis Pharma GmbH in June 1999, which caused a decrease in sales compared to the previous year of DM 90.4 million, partly offset by supply sales to the divested business.

The German market is certainly highly regulated. The ongoing discussion of government actions and proposals to contain healthcare costs have impacted sales growth and margins in Germany. The pressure from generic competition, due to the strong incentives for doctors to prescribe generics, has affected SCHWARZ PHARMA'S business as well. The largest-selling product in Germany, RIFUN® (pantoprazol) a drug for the treatment of gastric ulcers, which grew at double-digit rates in the past, has suffered from the competition of generic omeprazol, and missed last year's sales volume by 5.3%. The product additions of 1998 and 1999 made up for losses in volume that the established products experienced.

One of the marketing strategies in response is the concentration of selling activities of those products that are patent-protected. Another way can be to form strategic alliances, thus realizing synergies from combining capabilities, opportunities and assets with the partner. The Company's joint venture with Madaus AG (HOYER-MADAUS), formed in early 1999, to expand the position in the German urology market, can be regarded as a first step in this direction.

The German operations have acquired additional products in 1999 for the local market: In May 1999 the co-marketing rights to the anti-hypertensive drug PROVAS® (valsartan) were acquired from Novartis GmbH.

PROVAS® is a substance from the class of innovative angiotensin II antagonists. This co-marketing agreement enables SCHWARZ PHARMA to further strengthen its already significant position in the German cardiovascular market and to offer the entire range of cardiovascular drugs. In November 1999, distribution rights for an innovative drug for the treatment of migraine, NARAMIG® (naratriptan), were acquired from Glaxo Wellcome.

The decrease in income from operations by DM 51.8 million in 1999 reflects the divestiture of ISIS Pharma GmbH as well as the margin erosion resulting from a changed product mix.

Identifiable assets were also reduced due to the divestiture.

Europe (excluding Germany)

	1997	1998	1999
Net Sales (DM million)	339.6	335.9	426.1
Operating Income before unallocated corporate expense as percentage of sales	15.0%	14.7%	11.6%

Despite numerous government-mandated cost containment measures throughout Europe, the growth rate of pharmaceutical markets was well above 8% in 1999. Among the more significant markets, Spain showed the highest growth rate with 11.0%, followed by the United Kingdom with 10.2%.

SCHWARZ PHARMA'S strategic objective for Europe is to be present in all important markets, being perceived as a particularly customer-orientated pharmaceutical company that successfully markets the Company's range of products and is regarded as an attractive licensing partner for the pharmaceutical industry. With the acquisition of the Spanish company CEPA S.L. in April 1999, SCHWARZ PHARMA is now represented in all of Europe's key markets by its own organization.

Sales for the European operations increased by DM 90.2 million to DM 426.1 million. Two thirds of the increase in 1999 resulted from the acquisition of CEPA, while SEGLOR®, a product addition in late 1998 for the French market, contributed most of the remainder. SCHWARZ PHARMA achieved sales growth of 31.1% to DM 90.1 million in Italy and of 7.0% to DM 113.4 million in France, while sales decreased by 2.3% to DM 68.3 million in the United Kingdom and by 4.7% to DM 23.6 million in Poland. The fine chemical unit SIFA Chemicals AG, Switzerland, increased its third party business by 17.4%.

Although the recent acquisition contributed already to the overall profit, the income from operations as a percentage of sales decreased from 14.7% to 11.6%.

The increase in identifiable assets again reflects the acquisition in Spain. In addition, MIZOLLEN® (mizolastin) for the treatment of allergies has been acquired from Sanofi-Synthelabo for the U.K. and the Irish market.

U.S.A.

	1997	1998	1999
Net Sales (DM million)	333.9	394.1	403.8
Operating Income (loss) before unallocated corporate expense as percentage of sales	18.5%	22.1%	– 20.9%

In 1999, the U.S. pharmaceutical market again showed dynamic growth and attained a size of approximately DM 220 billion. Numerous innovative products have driven this growth, while off-patent branded and generic products suffered ongoing pricing pressure. The consolidation of the industry has continued and the U.S. pharmaceutical market is increasingly dominated by a few giant companies. Although the prospects for the U.S. pharmaceutical market are still positive, there is, for the first time, the risk of government intervention and the resulting negative effects.

SCHWARZ PHARMA'S present market position is ideal to exploit opportunities arising from consolidation of the industry, either by acquiring smaller products or by cooperation with U.S. biotech companies, to develop innovative products.

The performance of SCHWARZ PHARMA'S product portfolio reflects present market developments. The patent-protected products showed growth while off-patent products lost volume due to generic competition. An efficient market due to extremely low-priced generic products and automatic product substitution by pharmacies can change market share overnight.

The majority of SCHWARZ PHARMA'S present portfolio are off-patent branded products, which in 1999 experienced decreases in volume. LEVSIN® (hyoscyamine), the largest-selling product in 1998, lost about half of its volume and achieved sales of DM 40.4 million. Sales of MONOKET®/ISMN (isosorbide mononitrate) decreased by 40.6% to DM 25.7 million and NIFEREX® (elementary iron) turnover decreased by 7.9% to DM 29.3 million.

The patent-protected ACE-inhibitor UNIVASC® (moexipril), however, gained another 39.3% volume and achieved sales of DM 61.3 million. The new introduction of VERELAN PM® (verapamil HCl) did not develop to expectations.

The segment recorded a loss from operations for 1999 of DM 84.2 million compared to a profit of DM 87.2 million in 1998. The main reason for the decrease in 1999 was an impairment charge of DM 85.4 million (for more details see note 1). In addition, increased marketing expenses due to the launch of VERELAN PM® have substantially burdened 1999 income. In November 1999, SCHWARZ PHARMA sold its membership interest in the joint venture AXCAN-SCHWARZ LLC to Axcan Pharma U.S. Inc. The final price of DM 108.3 million is to be paid according to the terms of a loan and note agreement. SCHWARZ PHARMA will recognize the gain on the sale as principal payments are received. The gain recorded in 1999 approximated DM 3.5 million.

The decrease in identifiable assets in 1999 by DM 27.1 million reflects the impairment of DM 85.4 million, which was partly offset by capital expenditures for machinery and equipment of the manufacturing facility in Seymour, Indiana. The increase in 1998 was due to the acquisition of the distribution rights for VERELAN® (verapamil) and the building up of respective product inventory.

Asia

	1997	1998	1999
Net Sales (DM million)	9.1	15.9	11.9
Operating Loss before unallocated corporate expense as percentage of sales	– 15.8%	– 9.5%	– 40.9%

After a turbulent 1998, a number of leading indicators are pointing to an economic recovery in Asia. As a result, 1999 saw the return of a number of investors to the region.

SCHWARZ PHARMA recorded for 1999 net sales of DM 11.9 million, compared to DM 15.9 million in 1998. Sales were affected by healthcare reforms in the two largest markets in the region, China and Korea.

Operating loss still reflects the fact that the SCHWARZ PHARMA operations in Asia have not yet achieved the volume necessary to break even.


ZOLIM®
Wirkstoff: Mizolastin
ANTIALLERGIKUM
20 Filmtabletten N1

The excellent profile of action of the anti-allergic ZOLIM® (mizolastin) is characterized by an additional anti-inflammatory effect.

Segment Reporting

December 31 (DM in thousands)	1997	1998	1999
Net Sales, including interarea sales:			
Germany	694,693	719,749	687,979
U.S.A.	333,883	394,091	403,842
Europe (excluding Germany)	339,637	335,908	426,122
Asia	9,079	15,993	11,944
Interarea elimination	(104,887)	(132,502)	(149,299)
	1,272,405	1,333,179	1,380,588
Income from Operations before unallocated corporate expenses:			
Germany	169,209	180,064	128,271
U.S.A.	61,875	87,150	(84,224)
Europe (excluding Germany)	52,450	49,277	49,356
Asia	(1,430)	(1,512)	(4,884)
Interarea elimination	1,268	(5,702)	(9,342)
	283,372	309,277	79,177
Unallocated corporate expenses (a)	82,375	106,018	137,500
Income from Operations	200,397	203,259	(58,323)
Identifiable Assets:			
Germany	525,593	596,584	547,381
U.S.A.	525,930	604,873	577,725
Europe (excluding Germany)	311,320	322,652	450,528
Asia	9,665	11,582	16,004
Interarea elimination	(52,643)	(57,680)	(91,687)
	1,319,865	1,478,011	1,499,951
Corporate Assets (b)	114,578	112,384	195,751
	1,434,443	1,590,395	1,695,702
Long-lived Assets:			
Germany	339,656	393,308	296,193
U.S.A.	445,291	448,616	437,626
Europe (excluding Germany)	164,605	176,910	230,517
Asia	7,044	6,018	8,171
	956,596	1,024,852	972,507
Corporate assets	21,847	21,166	26,632
	978,443	1,046,018	999,139
Additions in Tangible and Intangible Assets (c):			
Germany	13,588	112,726	73,498
U.S.A.	24,041	66,079	39,552
Europe (excluding Germany)	14,992	62,512	18,751
Asia	7,059	2,222	1,687
	59,680	243,539	133,488
Depreciation and Amortization (d):			
Germany	55,316	54,978	45,052
U.S.A.	37,304	34,128	37,498
Europe (excluding Germany)	24,221	22,593	33,392
Asia	15	2,558	1,049
	116,856	114,257	116,991

(a) Unallocated corporate expenses primarily relates to the management and supervisory board, general counsel, business development, international marketing, finance and corporate research and development projects.
(b) Corporate assets comprise cash and cash equivalents, marketable securities, investments, headquarters facilities and facilities held for sale.
(c) Additions to tangible and intangible assets do not include assets acquired in a business combination.
(d) Depreciation and amortization includes only those of tangible and intangible assets.

Sales between geographic areas are made at cost plus a proportionate share of profit. During 1999, 1998 and 1997 no customer accounted for more than 10% of consolidated net revenue.

Management of Business Risks

SCHWARZ PHARMA is subject to a number of business risks, which are constantly reviewed and evaluated. The most important ones are described below, as required by the German Business Monitoring and Transparency Act (KonTraG).

SCHWARZ PHARMA'S ability to earn sufficient returns on its products depends, in part, on the availability of reimbursement from third-party payers, such as health insurers, governmental health administration authorities and other organizations. These third parties are increasingly challenging the price and cost-effectiveness of medical products and services. There can be no assurance that adequate third-party reimbursement will be available in future to enable SCHWARZ PHARMA to achieve or maintain price levels sufficient to realize an appropriate return on its investment in product development. Furthermore, global efforts to contain health care costs, particularly among European governments and managed care organizations in the U.S., continue to exert downward pressure on the pricing of off-patent products. Management believes, however, that for the time being, a material negative effect on the Company's financial position or results of operation that exceeds past experience is not reasonably likely.

SCHWARZ PHARMA'S future revenues depend to a large extent on the Company's ability to successfully develop marketable products. Despite the fact that SCHWARZ PHARMA invests heavily in product development, there can be no assurance that the company will be able to develop a sufficient number of marketable products or that such products will be accepted in the marketplace.

All facilities and manufacturing techniques used for the manufacturing of products and devices for clinical use or for sale must be operated in conformity with current Good Manufacturing Practices ("GMP"), the regulations governing the production of pharmaceutical products. SCHWARZ PHARMA'S facilities are subject to scheduled periodic regulatory inspections by governmental authorities to ensure compliance with GMP regulations. Non-compliance could have a material adverse effect on a company's financial performance. SCHWARZ PHARMA believes that all of its facilities are in substantial compliance with GMP regulations.

SCHWARZ PHARMA currently purchases raw materials and finished goods from single domestic or foreign suppliers. Although difficulties have never been experienced, supply interruptions may occur in the future, which may force SCHWARZ PHARMA to obtain substitute materials or products. Depending on the raw material or product involved, a significant interruption of supply could have a material adverse effect on SCHWARZ PHARMA'S operations. The critical materials and products have been identified and great effort is made to establish second suppliers, where feasible.

Some of SCHWARZ PHARMA'S operations are subject to currency fluctuations. These exposures, however, are reduced through the use of foreign currency forward exchange contracts. These contracts are with major financial institutions and the risk of loss is considered remote.

Management believes that effective measures are being utilized to identify and deal with existing business risks.

Notes to Consolidated Financial Statements

(DM in thousands, unless otherwise noted)

1. Significant Accounting Policies

Principles of Consolidation The consolidated financial statements include the accounts of SCHWARZ PHARMA AG and its majority-owned subsidiaries ("SCHWARZ PHARMA" or "the Company"). All material intercompany balances and transactions have been eliminated. Investments in corporate joint ventures are accounted for according to the equity method.

Revenue Recognition Revenues are generally recognized when finished products are shipped or services have been rendered to unaffiliated customers.

Research and Development Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed to discover new knowledge which will be useful in developing new products or processes or significantly enhancing existing products or production processes, and the implementation of such through design or testing of product alternatives. All research and development costs are expensed as incurred.

Cash and Cash Equivalents The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of commercial papers, certificates of deposit, bank repurchase agreements and money market fund investments carried at cost, which approximates fair value.

Inventories Inventories are stated at the lower of cost or market. Cost is generally determined in accordance with the average cost method. Certain foreign companies determine cost using the first-in, first-out or last-in, first-out method. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future sales forecasts.

Property, Plant and Equipment and Depreciation Property, plant and equipment are recorded at cost. Depreciation is provided principally using the straight-line method based on estimated useful lives of the assets as follows:

- Buildings — 20 to 40 years
- Machinery and equipment — 3 to 15 years

Improvements which extend the useful life of property are capitalized, and maintenance and repairs are expensed.

Intangible Assets The excess of the cost over the fair value of net assets of purchased businesses is recorded as goodwill and is amortized using the straight-line method over 15 to 40 years. Other intangibles include trademarks, tradenames and distribution rights, are valued at acquisition cost and are amortized using the straight-line method with estimated lives of 5 to 40 years.

Long-term Investments and Other Assets Investments in joint-venture companies, in which ownership is 50%, are stated at cost plus the Company's equity in undistributed earnings as required under the equity method of accounting. This position also includes non-consolidated companies, marketable securities and pension assets.

Investments in Marketable Securities The Company classifies its investments as either available-for-sale or held to maturity. Investments available-for-sale consist of marketable equity securities and are carried at fair value. Net unrealized gains and losses on investments available-for-sale, net of related income taxes, are included as a separate component of shareholders' equity. These investments are classified as non-current when it is management's intention to keep the securities on a long-term basis. Investments held to maturity consist primarily of certificates of deposit with financial institutions and federal and municipal bonds having maturities of three years or less and are recorded at amortized cost.

Long-Lived Assets The Company periodically evaluates the carrying value of property, plant and equipment and intangible assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss would be recognized when the expected undiscounted cash flows derived from the asset are less than its carrying value. The Company recorded an impairment loss of DM 85.4 million in 1999 and DM 4.5 million in 1997. No impairment loss was recorded in 1998. The 1999 impairment loss relates to the intangible assets of the manufacturing operations in Seymour, Indiana (the former Central Pharmaceuticals Inc., purchased in 1995) and of product rights purchased from Block Drug Company in 1995, as it was determined that the estimated future undiscounted cash flows were insufficient to recover their carrying value. The assets were written down to fair value, which was determined on the basis of discounted future cash flows and confirmed by independent appraisal.

Income Taxes Income taxes are provided based upon income for financial reporting purposes. Deferred income taxes reflect the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company expects that undistributed earnings of certain foreign subsidiaries will be permanently reinvested in their operations. Accordingly, no provision is made for additional income taxes that might be payable on the distribution of such earnings.

Foreign Currency Translation Assets and liabilities of foreign subsidiaries are translated into deutschmarks at current exchange rates in effect at the balance sheet date, and income and expenses are translated using weighted average exchange rates during the period. The effects that arise from translating these items are reported as a separate component of shareholders' equity. Exchange gains and losses from transactions in a currency other than the local currency of the entity involved are included in income (losses: DM 2.8 million in 1999, DM 0.4 million in 1998 and DM 0.5 million in 1997).

The exchange rates of the currencies used in preparation of the consolidated financial statements were as follows:

		Exchange rates at December 31,		Annual average exchange rates		
Currency:		1998	1999	1997	1998	1999
China	100 RMB	20.24	**23.54**	20.98	21.30	**22.66**
France	100 FRF	29.82	**29.82**	29.71	29.83	**29.82**
Great Britain	1 GBP	2.80	**3.15**	2.84	2.91	**2.97**
Hong Kong	100 HKD	21.56	**25.08**	22.78	23.00	**23.67**
Ireland	1 IEP	2.48	**2.48**	2.63	2.50	**2.48**
Italy	1000 ITL	1.01	**1.01**	1.02	1.01	**1.01**
Poland	100 PLZ	47.78	**47.03**	52.98	50.38	**46.35**
Switzerland	100 CHF	122.20	**121.87**	119.55	121.41	**122.40**
Spain	100 ESP	1.18	**1.18**	1.18	1.18	**1.18**
USA	1 USD	1.67	**1.95**	1.73	1.76	**1.84**

Use of Estimates The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and use assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Earnings per Share Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding. Common stock equivalents had no dilutive effect for the period reported. The average number of shares outstanding for basic earnings per share was 22,482 thousand for 1999 and 22,540 thousand in 1998 and 1997.

New Accounting Pronouncements Effective January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" and SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components. The implementation of SFAS No. 131 did not have a material impact on the Company's reportable operating segments. SFAS No. 132 standardizes the disclosure requirements about pensions and other postretirement benefits.

Effective January 1, 1998, SCHWARZ PHARMA adopted the American Institute of Certified Public Accountants Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP requires entities to capitalize certain costs incurred for internal-use computer software. Adoption of the statement did not have a material effect on SCHWARZ PHARMA'S consolidated financial statements.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognizes all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This standard will be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company is currently evaluating the impact of SFAS No. 133 on its financial position, results of operations and cash flows.

Reclassifications Prior years' financial statements have been reclassified to be consistent with the current year. These changes had no impact on previously reported results on operations or shareholders' equity.

2. Consolidated Companies

The breakdown of all share ownership has been deposited with the Local Court of Langenfeld under HRB 1506 in accordance with § 313 (4) German Commercial Code (HGB).

As a matter of principle, all subsidiaries are accounted for by the purchase method in which SCHWARZ PHARMA AG directly or indirectly holds the majority of voting rights or which are subject to its uniform control.

Seven German and nineteen foreign companies are included together with SCHWARZ PHARMA AG in the consolidated financial statements.

Our joint-venture company HOYER-MADAUS GmbH & Co. KG was accounted for under the equity method.

Twelve subsidiaries have been omitted owing to their relatively minor importance for the net worth, financial position and result of operations of the Group; their sales volume accounts for less than 1% of Group sales.

The group of consolidated companies changed in the year under review as follows:

Added:

- CEPA SCHWARZ PHARMA S.L., Madrid, Spain ("CEPA")
  Effective April 1, 1999, the Company acquired CEPA, for a fixed purchase price and an additional contingent purchase price of up to DM 55 million of which DM 10 million have already been paid in 1999. CEPA together with its subsidiary IFE generated sales of DM 58 million in 1999 and has a market share of 0.7% in Spain. The Company concentrates on the gastro-intestinal, cardiovascular and other therapeutic areas.
- SCHWARZ PHARMA Produktions GmbH & Co. KG, Monheim
  On November 1, 1999, the Company incorporated SCHWARZ PHARMA Produktions GmbH & Co. KG (SCHWARZ PHARMA Productions). SCHWARZ PHARMA Productions is responsible for the manufacturing process in Germany and will also coordinate our worldwide manufacturing activities.

Divested:

- ISIS Group, Zwickau
  Effective June 15, 1999, the Company sold ISIS PHARMA and ISIS PUREN (collectively "the ISIS Group" or "Generic Business") to Alpharma Inc., an international U.S. pharmaceutical company. The ISIS Group generated sales of approximately DM 151 million in 1998.

Other changes:

- HOYER Urologie GmbH & Co. KG, Monheim
  In 1999, a joint venture was created between the Company's wholly-owned subsidiary, HOYER Urologie GmbH and Co. KG (which was formed in 1998) and Madaus Urologie GmbH & Co. KG This joint venture (HOYER-MADAUS) was created to consolidate the distribution activities of the two companies. HOYER-MADAUS will be accounted for under the equity method.

- AXCAN SCHWARZ LLC., Wilmington (USA)
  In November 1999, the Company sold its 50% interest in AXCAN SCHWARZ LLC. (AXCAN-SCHWARZ) at a price of DM 114.8 million to Axcan Pharma U.S., Inc. (Axcan U.S.). The joint venture between SCHWARZ PHARMA Inc. and Axcan U.S., a United States subsidiary of Axcan Pharma, Inc. (Axcan Pharma), a Canadian company, was created in January 1997 for the purpose of marketing medicines containing Ursodiol in the United States.

The investment in the joint venture AXCAN SCHWARZ as of December 31, 1998 consisted of the following:

	1998
Capital contribution to AXCAN-SCHWARZ	448
Advances to AXCAN-SCHWARZ	23,433
Equity in loss of AXCAN-SCHWARZ	(11,640)
Translation difference	(30)
Total	**12,211**

The purchase price will be paid in accordance with the terms of a loan agreement between the two parties of the transaction of November 1999. Under these terms Axcan U.S. will repay the unpaid principal amount of the loan and all accrued interest owing at a rate of 9% per annum. The scheduled payments are as follows: DM 16 million in 1999, DM 12 million in 2000, DM 8 million in 2001 and with any remaining principal due in 2002. In addition principal prepayments of the loan are to be made quarterly, based upon a percentage of annual net sales recorded by Axcan U.S. Principal payments received during 1999 totaled DM 15.6 million; unpaid interest at December 31, 1999 approximated DM 1.1 million. As Axcan U.S. is a highly leveraged entity, the non-cash portion of the gain on this transaction will be deferred and set off against the underlying purchase price receivable until such time Axcan U.S. has the cash flow available to make payments. As such, the Company will recognize the gain as principal payments are received.
The total gain deferred as of December 31, 1999 approximated DM 97.4 million. The net gain recorded in 1999 was approximately DM 3.4 million.

In connection with the formation of AXCAN-SCHWARZ during 1997, the Company purchased 750,000 special warrants in Axcan Pharma (see note 11). These shares were not part of the aforementioned transaction.

3. Acquisition of Products and Strategic Ventures

During 1999, the Company made the following product/license acquisitions:

Date	Partner	Rights	Product/Indication(s)	Territory
January	Genentech (U.S.)	Development and Marketing	NUTROPIN AQ® NUTROPIN DEPOT®	Worldwide, excl. North America and Japan
May	Novartis (Germany)	Co-Marketing	PROVAS® Anti-Hypertension	Germany
May	Synthelabo (U.K.)	Marketing and Distribution	MIZOLLEN® Allergies	U.K./Northern Ireland
November	Glaxo Wellcome (Germany)	Marketing	NARAMIG® Migraine	Germany
December	Discovery Therapeutics (U.S.)	Development and Marketing	Parkinson Patch Parkinson's disease	Japan
December	ARYx Therapeutics (U.S.)	Development and Marketing	Antiarrhythmic & Cardiac Arrhythmia	Worldwide
December	Harris FRC (U.S.)	Development and Marketing	Harkoseride, Epilepsy+ Neuropathic Pain	Worldwide
December	Cepahlon Inc. (U.S.)	Development and Marketing	CEP-701 Prostate Cancer	Mainly Europe

In January 1999, the Company signed an agreement with Genentech Inc., U.S. for the development and marketing of NUTROPIN AQ® and NUTROPIN DEPOT®.

In May 1999, the Company acquired the co-marketing rights concerning the anti-hypertensive drug Valsartan from Novartis GmbH, Nürnberg. The Company launched the product under the brand name PROVAS®. End of May 1999, SCHWARZ PHARMA and Synthelabo signed an agreement on the exclusive marketing and distribution rights for the active ingredient Mizolastin (MIZOLLEN®) in Great Britain and Northern Ireland. The Company already distributes Mizolastin in Germany under the brand name ZOLIM®, which was launched in May 1998.

End of November 1999, the Company acquired the marketing rights to the ingredient naratriptane for the treatment of migraine (NARAMIG®) from Glaxo Wellcome GmbH & Co.

End of December 1999, the Company and Discovery Therapeutics Inc., U.S. company expanded their 1998 collaboration for the Parkinson Patch to include Japan. Upon this acquisition, the Company now has the worldwide rights to develop and market the Parkinson Patch. The Company also signed a collaboration agreement with ARYx Therapeutics Inc., a U.S. company, in late 1999 for the development of an anti-arrhythmic drug. SCHWARZ PHARMA received the worldwide rights to ARYx's lead family of proprietary compounds and further potential ARYx inventions for cardiac arrhythmia. Furthermore, in December 1999 SCHWARZ PHARMA acquired from Harris FRC, a U.S. company, the rights to complete the development and commercialization of Harkoseride, a compound in the area of central nervous system for epilepsy and neuropathic pain. In December 1999, the Company also signed a collaboration agreement with Cepahlon Inc., a U.S. company, for the development and marketing of a new drug for the treatment of prostate cancer. SCHWARZ PHARMA has the rights for Europe and other countries outside the U.S., Asia and Japan.

4. Cost of materials

	1997	1998	1999
Cost of raw materials, supplies and purchased goods	294,441	340,737	447,042
Cost of purchased services	9,559	9,481	10,185
Total	**304,000**	**350,218**	**457,227**

Cost of materials primarily increased from 1998 to 1999 because of the acquisition of the operations in Spain in 1999. In addition, 1999 was the first full year of merchandising of VERELAN® and VERELAN PM® both purchased as finished goods.

5. Personnel expenses

	1997	1998	1999
Wages and salaries	264,879	273,236	299,289
Social security, welfare payments and pension schemes	57,616	60,924	68,607
Thereof: expenditure on retirement benefits	*6,606*	*5,992*	*9,129*
Total	**322,495**	**334,160**	**367,896**

In 1999, the total remuneration paid to members of the Supervisory Board was DM 406 and DM 2,777 to members of the Management Board. Stock option rights were granted to the Management Board of the amount of DM 480. Within the scope of the Stock Appreciation Rights Plan (see note 16) members of the Management Board received altogether 90,000 rights. In 1999, this caused no personnel expense. Provisions were made for pension commitments to former Management Board members of in total DM 9,815. Current payments to former members of the Management Board were DM 600. No loans were outstanding to members of the Management Board at year-end.

6. Number of employees (annual average):

	1997	1998	1999
Research and Development	321	346	339
Production	754	720	823
Administration and Sales	1,991	2,035	2,121
Total	**3,066**	**3,101**	**3,283**

The average number of employees increased by 182 to 3,283 in 1999 due to the acquisition of CEPA which was partially offset by the divestiture of the ISIS Group.

7. Other Income (Expense) – net

	1997	1998	1999
Income/(loss) from equity investments	(1,895)	(10,341)	4,043
Gain/(loss) from disposal of investments and fixed assets	12,927	4,086	180,638
Other income/(expense) – net	2,871	(3,381)	(3,019)
Total	**13,903**	**(9,636)**	**181,662**

Income/(loss) from equity investments substantially improved in 1999 primarily due to the divestiture of the AXCAN-SCHWARZ joint venture. AXCAN-SCHWARZ generated considerable losses in previous years. In 1999, the newly created joint venture HOYER-MADAUS contributed DM 4.4 million to the positive result.

The gain from disposal of investments includes the gain of the divestiture of the Generic Business in 1999 of approximately DM 178.4 million. The sale of the fine chemical business in France during 1998 resulted in a loss from disposal of DM 1.2 million. In 1997 the Company sold a business unit of the Swiss operations for a gain of DM 14.0 million.

8. Income Taxes

Income tax expense includes the following:

	1997	1998	1999
Current:			
German federal	21,848	21,438	61,802
German state and local	21,257	19,891	33,863
Foreign	49,813	57,568	26,350
	92,918	**98,897**	**122,015**
Deferred:			
German federal	(3,367)	(9,663)	(3,721)
German state and local	(2,506)	(5,217)	(3,066)
Foreign	(1,003)	(15,155)	(14,926)
	(6,876)	**(30,035)**	**(21,713)**
Total	**86,042**	**68,862**	**100,302**

German and foreign operations contributed to pretax income as follows:

	1997	1998	1999
German	86,956	69,245	166,903
Foreign	115,433	117,143	(51,877)
Total	**202,389**	**186,388**	**115,026**

Deferred income taxes related to:

	1997	1998	1999
Liabilities:			
Property, plant and equipment	22,394	16,262	19,236
Intangible assets	2,727	0	0
Other	2,532	1,419	1,986
Total deferred tax liabilities	**27,653**	**17,681**	**21,222**
Assets:			
Intangible assets	0	2,871	21,034
Accounts receivable	12,724	16,698	16,203
Inventories	11,048	17,544	23,446
Pension accruals	2,255	2,617	7,367
Operating loss carry-forwards	3,991	4,200	10,934
Other	1,642	7,203	18,593
Subtotal	**31,660**	**51,133**	**97,577**
Valuation allowance	2,068	3,066	2,969
Total deferred tax assets	**29,592**	**48,067**	**94,608**
Net deferred tax assets (liabilities)	1,939	30,386	73,386
Current deferred income tax assets	**29,476**	**38,240**	**49,549**
Net long-term deferred tax assets (liabilities)	**(27,537)**	**(7,854)**	**23,837**

Deferred taxes are not provided for undistributed earnings of certain foreign subsidiaries of the Company, which amounted to approximately DM 147.1 million, DM 161.6 million and DM 112.9 million at December 31, 1999, 1998 and 1997, respectively as these are considered to be indefinitely reinvested. Estimated taxes of approximately DM 9.0 million, DM 9.0 million and DM 6.0 million would be payable upon remittance of all previously unremitted earnings at December 31, 1999, 1998 and 1997 respectively.

At December 31, 1999, German subsidiaries of the Company had available net operating loss carry-forwards of approximately DM 7 million for local income tax purposes, which are not subject to expiration. The tax loss carry-forwards of foreign subsidiaries amounted to approximately DM 75 million representing deferred tax assets of approximately DM 10 million. The majority of these loss carry-forwards will expire at various dates through 2009. A valuation allowance has been established for the resulting deferred tax assets whenever the Company considers it more likely than not that some or all of the deferred income tax assets will not be realized. Cash paid for income taxes in 1999, 1998 and 1997 were DM 149.6 million, DM 93.3 million and DM 100.7 million respectively.

The reconciliation of income tax from continuing operations computed at the German federal statutory tax rate to the Company's effective income tax rate is as follows:

	1997	1998	1999
German federal statutory rate	45.0	45.0	40.0
German local tax	9.2	8.0	26.8
Credit for dividend distributions	(6.8)	(6.8)	(8.6)
Foreign tax rate differences	(13.2)	(17.1)	(3.4)
Non-deductable expenses	1.3	1.9	4.8
Non-deductable goodwill amortization	3.4	3.7	38.5
Federal tax benefit on local taxes	(4.2)	(3.5)	(10.7)
Other	7.8	5.7	(0.2)
	42.5	**36.9**	**87.2**

The effect of the 5% decrease in the German federal statutory tax rate resulted in additional deferred tax expense of approximately DM 0.8 million.

Notes to the Balance Sheets

9. Inventories

Inventories at December 31 consisted of the following:

	1998	1999
Raw materials and work in process	75,183	91,196
Finished products	60,636	79,035
Merchandise goods	46,793	74,575
	182,612	**244,806**

Inventories valued on a last-in, first-out basis comprised approximately 25% and 28% of total inventories at December 31, 1999 and 1998 respectively. These inventories are valued at approximately DM 2.3 million and DM 2.1 million above replacement cost as of December 31, 1999 and 1998.

10. Property, Plant and Equipment, Intangible Assets and Long-Term Investments

Property, plant and equipment	Land	Buildings	Plant and machinery	Technical equipment	Other equipment, operational and office equipment	Advance payments and construction in progress	Total
Acquisition cost 31.12.1998	**19,002**	**160,914**	**103,804**	**99,984**	**53,363**	**39,023**	**476,090**
Currency change	261	5,395	5,978	2,159	1,729	3,885	19,407
Acquisitions/disposals of businesses	0	(329)	(1,757)	720	(6,904)	759	(7,511)
Additions	1,168	24,516	8,272	13,560	8,609	23,669	79,794
Disposals	0	(871)	(7,192)	(9,508)	(4,343)	(60)	(21,974)
Reclassifications	0	511	1,533	1,084	3,150	(3,053)	3,225
Acquisition cost 31.12.1999	**20,431**	**190,136**	**110,638**	**107,999**	**55,604**	**64,223**	**549,031**
Depreciation 31.12.1998	**197**	**43,269**	**58,206**	**75,228**	**38,649**	**1,090**	**216,639**
Currency change	33	1,478	2,708	1,585	773	0	6,577
Acquisitions/disposals of businesses	0	(189)	(6,199)	(867)	(8,110)	0	(15,365)
Depreciation 1999	0	7,943	10,719	11,147	5,599	870	36,278
Disposals	0	(281)	(5,280)	(9,068)	(3,843)	0	(18,472)
Reclassifications	0	0	0	33	890	0	923
Depreciation 31.12.1999	**230**	**52,220**	**60,154**	**78,058**	**33,958**	**1,960**	**226,580**
Book Value 31.12.1999	**20,201**	**137,916**	**50,484**	**29,941**	**21,646**	**62,263**	**322,451**
Book Value 31.12.1998	**18,805**	**117,645**	**45,598**	**24,756**	**14,714**	**37,933**	**259,451**

Additions in property, plant and equipment primarily relate to technology improvements of our U.S. manufacturing facility of DM 20 million (buildings), additional capacity and technology improvement in the fine chemical manufacturing process in Ireland of DM 10 million (construction in progress) as well as normal recurring capital expenditures in technical and other equipment in Germany of approximately DM 13 million and DM 7 million relating to our U.S. operations.

Intangible assets	Concession	Patents and similar rights	Trade-marks	Licenses and similar rights	Goodwill	Advances paid on intangible assets	Total
Acquisition cost 31.12.1998	**11,367**	**5,106**	**196,549**	**518,417**	**351,738**	**3,030**	**1,086,207**
Currency change	87	666	1,514	36,934	38,654	6	77,861
Acquisitions/disposals of businesses	(10,139)	(372)	(88,098)	4,378	(62,629)	(506)	(157,366)
Additions	372	1,272	669	34,477	0	16,905	53,695
Disposals	(443)	0	(586)	(8,296)	0	0	(9,325)
Reclassifications	50	0	2,103	(2,313)	0	(3,063)	(3,223)
Acquisition cost 31.12.1999	**1,294**	**6,672**	**112,151**	**583,597**	**327,763**	**16,372**	**1,047,849**
Amortization 31.12.1998	**9,364**	**2,332**	**72,534**	**144,817**	**76,575**	**0**	**305,622**
Currency change	62	233	670	6,991	6,951	0	14,907
Acquisitions/disposals of businesses	(9,163)	(235)	(73,534)	(1,255)	(19,280)	0	(103,467)
Amortization 1999	863	3,070	15,220	51,869	102,286	0	173,308
Disposals	(428)	0	(206)	(4,341)	0	0	(4,975)
Reclassifications	0	0	1,158	(1,612)	0	(467)	(921)
Amortization 31.12.1999	**698**	**5,400**	**15,842**	**196,469**	**166,532**	**(467)**	**384,474**
Book Value 31.12.1999	**596**	**1,272**	**96,309**	**387,128**	**161,231**	**16,839**	**663,375**
Book Value 31.12.1998	**2,003**	**2,774**	**124,015**	**373,600**	**275,163**	**3,030**	**780,585**

The investments in intangible assets of in total DM 54 million mainly relate to the acquisition of licenses and similar rights (e.g. PROVAS®, MIZOLLEN®, NARAMIG®).

Long-term investments	Investments in associated companies	Long-term loans	Long-term securities	Total
Acquisition cost 31.12.1998	**0**	**12,233**	**22,958**	**35,191**
Currency change	0	2,029	1,455	3,484
Acquisitions/disposals of businesses	68,181	(430)	27	67,778
Additions	10,155	588	818	11,561
Disposals	(1,200)	(13,832)	(3,729)	(18,761)
Reclassifications	0	0	(1,535)	(1,535)
Acquisition cost 31.12.1999	**77,136**	**588**	**19,994**	**97,718**
Depreciation 31.12.1998	**0**	**0**	**5,805**	**5,805**
Currency change	0	0	0	0
Acquisitions/disposals of businesses	0	0	0	0
Depreciation 1999	5,707	0	0	5,707
Disposals	0	0	0	0
Reclassifications	0	0	0	0
Depreciation 31.12.1999	**5,707**	**0**	**5,805**	**11,512**
Book Value 31.12.1999	**71,429**	**588**	**14,189**	**86,206**
Book Value 31.12.1998	**0**	**12,233**	**17,152**	**29,385**

Investments in associated companies relate to the newly formed joint venture HOYER-MADAUS. Long-term investments are included in the balance sheet caption "Long-term investments and other assets."

ISOKET® (isosorbide dinitrate) for the treatment of coronary heart disease and angina pectoris continues to be the best-selling and most well-known drug from SCHWARZ PHARMA. This classic drug will continue to be a "cornerstone" in modern nitrate therapy.


isoket
120
isoket

11. Investments

Information regarding the Company's investment in debt and equity securities is as follows:

	1998	1999
Cost of available-for-sale equity securities	19,755	22,805
Unrealized gains	–	1,002
Unrealized losses	(4,897)	(7,035)
Fair value of available-for-sale equity securities	14,858	16,772
Amortized cost and fair value of held-to-maturity debt securities*	1,502	0

* Gross unrealized gains and losses are not material

These investments are included in the captions "Marketable securities, current" and "Long-term investments and other assets."

As of December 31, 1998, the caption "Long-term investments and other assets" also include a membership interest in the joint venture AXCAN-SCHWARZ, which was sold during 1999.

In connection with the formation of AXCAN-SCHWARZ in 1997, SCHWARZ PHARMA purchased 750,000 special warrants in Axcan Pharma for DM 12.9 million and product rights for DM 2.6 million. Each special warrant was subsequently exchanged for one common share of Axcan Pharma, without payment of additional consideration. SCHWARZ PHARMA currently owns less than 5% of the outstanding common shares of Axcan Pharma. The investment in common stock has been classified as available-for-sale. The remaining product rights are being amortized in direct proportion to principal payments received by SCHWARZ PHARMA from Axcan U.S.

There were no sales of available-for-sale securities during 1999. In 1998 such securities were sold at a loss of DM 1.5 million. All securities classified as held-to-maturity securities were disposed off during 1999 in connection with the sale of the Company's Generic Business.

12. Borrowings and Credit Arrangements

Long-term debt at December 31 consisted of:

	Range of Interest Rates in %	Due Date	1998	1999
Domestic:				
Bank loans	4.2–6.1 (1998: 4.2–5.5)	2000–2002	128,304	83,156
Convertible bonds	4.0–5.25 (1998: 5.0–5.25)	2001–2005	1,406	2,256
Foreign:				
Bank loans	6.5–6.9 (1998: 6.1–6.9)	2000–2005	78,574	74,558
Revolving credit	5.8–6.6 (1998: 5.8–6.3)		43,499	68,268
State loans		2002–2004	0	881
Total long-term debt			251,783	229,119
Less current portion of long-term debt			94,443	127,611
Long-term debt, net			**157,340**	**101,508**

Principal amounts of long-term debt payable during the five years ending December 31, 2000 through 2004 are DM 127,611, DM 39,146, DM 32,554, DM 10,597 and DM 10,482 (thereafter DM 8,728 with a term of more than 5 years) respectively. DM 5,626 of total long-term debt are secured by a mortgage lien.

As of December 31, 1999 one of the Company's foreign subsidiaries had the ability to borrow, subject to certain terms and conditions, up to DM 68.3 million under a working capital revolving line of credit facility which matures in June 2005. The credit line bears interest at a variable rate based on the current LIBOR rate plus 0.375%. There is also a commitment fee of 0.2% on the unused portion of the line. At December 31, 1999 borrowings under this agreement consisted of DM 68.3 million.

The Company and certain subsidiaries have various unsecured bank loans which bear interest at fixed and variable rates. Borrowings from foreign banks are primarily of fixed rates, and borrowings from domestic banks are all of fixed rates. Borrowings of variable rates bear interest at the current LIBOR rate, plus 0.375%.

The Company issued convertible debentures in connection with its Stock Executive Plan (see note 16). The debentures carry interest at rates ranging from 4.00% to 5.25%.

The Company has domestic and foreign line of credit agreements with banks totaling DM 159.6 million, of which DM 66.9 million were available at December 31, 1999. The interest on borrowings is based upon the terms of each specific arrangement and is subject to market conditions. Certain agreements contain alimitation on the Company's debt-equity ratios, specified net worth and interest coverage ratios relating to SCHWARZ PHARMA Groups. The Company does not anticipate that future borrowings will be limited by the terms of these agreements.

Short-term debt include notes payable and bank overdrafts. The weighted average interest rate was 5.4%, 5.3% and 4.7%, respectively, at December 31, 1999, 1998 and 1997.

Cash paid for interest was DM 17.6 million in 1999, DM 17.7 million in 1998 and DM 19.1 million in 1997.

13. Concentrations of Credit Risk

The Company periodically reviews the creditworthiness of counterparties to foreign exchange and other agreements and does not expect to incur a loss from failure of any counterparties to perform under the agreements. Concentrations of credit risk with respect to trade receivables are limited, due to the large number of customers comprising the Company's customer base. Ongoing credit evaluations of customers' financial condition are performed and, generally, no collateral is required.


deponit® 10


deponit 10
28 self-adhesive patches
for application to the skin
deponit® 10
glyceryl trinitrate
transdermal
depot nitrate for
prophylaxis
of angina pectoris

The nitrate patch DEPONIT® (nitroglycerin) has been continuously improved. The latest generation is transparent and very small, making it even more convenient for the patient.

14. Retirement Benefits

The Company has noncontributory defined benefit pension plans covering eligible employees, including certain employees in foreign countries. Plans for most employees provide benefits based on flat DM amounts and years of service. In general, the Company's policy is to fund these plans only if it is legally required or local practice or if it is beneficial from tax considerations. The Company also sponsors defined contribution plans and participates in government-sponsored programs in certain countries.

Pension cost for all plans were DM 5,114, DM 4,527 and DM 3,226 for 1999, 1998 and 1997, respectively. Pension plan information for fiscal years ending December 31, 1999 and 1998 was as follows:

	1998	1999
Change in benefit obligation		
Benefit obligation at beginning of year	31,633	32,543
Service cost	1,330	1,269
Interest cost	1,954	2,419
Actuarial (gain)/loss	496	2,862
Acquisition	0	11,014
Businesses disposed	(926)	(1,801)
Benefits paid	(1,944)	(2,146)
Benefit obligation at end of the year	**32,543**	**46,161**
Change in plan assets		
Fair value of plan assets at beginning of year	0	0
Fair value of plan assets at end of year	0	0
Funded status	(32,543)	(46,161)
Unrecognized net acturial (gain)/loss	(237)	3,187
Additional minimum liability	0	(3,455)
Prepaid (accrued) benefit cost	**(32,780)**	**(46,429)**

	1997	1998	1999
Components of net periodic pension cost			
Service cost	1,488	1,330	1,269
Interest cost	2,373	1,954	2,419
Actual return on assets	(1,714)	0	0
Net amortization and deferral	1,250	95	142
Curtailment gain	(1,315)	0	0
Net periodic pension cost	**2,082**	**3,379**	**3,830**

	1997	1998	1999
Weighted-average assumptions as of December 31			
Domestic and other European plans:			
Discount rate	6.5%	6.0%	5.5%
Rate of compensation increase	3.5%	2.6%	1.9%

Employee Savings Plan

The U.S. operations of SCHWARZ PHARMA have a defined contribution plan covering substantially all U.S. employees. Eligible employees can contribute a percentage of their earnings to the 401(k) savings feature of the plan. SCHWARZ PHARMA matched 50% of the first 6% of an employee's annual contribution during 1999 and 40% of the first 6% during 1998 and 1997. SCHWARZ PHARMA may elect to make additional discretionary profit-sharing contributions in such amounts as may be determined by the Board of Directors of the U.S. operations. SCHWARZ PHARMA's matching contributions to the plan were approximately DM 1,318, DM 1,281 and DM 636 for 1999, 1998 and 1997, respectively. The U.S. Board of Directors authorized additional discretionary contributions of DM 0, DM 2,190 and DM 995 for 1999, 1998 and 1997, respectively.

Deferred Compensation Plan

Effective January 1, 1998, the U.S. company instituted a Deferred Compensation Plan (the "Deferred Plan") to permit certain key employees to defer receipt of current compensation in order to provide retirement benefits on behalf of such employees. The Deferred Plan is intended to be unfunded and, therefore, all compensation deferred under the Deferred Plan is held by the U.S. company and commingled with its general assets. However, employee deferrals are deposited in U.S. company-owned life insurance contracts. Within these contracts the employees have the option of selecting a variety of investments. The return on these underlying investments will determine the amount of earnings credited to the employee's account.

Amounts charged to expense relating to the Deferred Plan were approximately DM 3.1 million and DM 0.4 million for the years ended December 31, 1999 and 1998, respectively. Included in other non-current liabilities in the accompanying consolidated balance sheets as of December 31, 1999 and 1998 was approximately DM 3.6 million and DM 0.4 million, relating to the Deferred Plan.

15. Shareholders' Equity

Schwarz Pharma AG and Subsidiaries

	Number of common shares outstanding	Common stock outstanding	Additional paid in capital	Other comprehensive income	Retained earnings	Total equity	Total comprehensive Income
Balance per 1.1.1997	22,536	112,506	276,411	17,290	389,665	795,872	
Net income					116,577	116,577	116,577
Other comprehensive income							
Currency translation				51,936		51,936	51,936
Unrealized holding gains (losses) on securities arising during the period				1,733		1,733	1,733
Total comprehensive income							**170,246**
Dividend to shareholders					(33,810)	(33,810)	
Purchase of treasury stock	(4)	(18)	(897)			(915)	
Balance 31.12.1997	**22,532**	**112,488**	**275,514**	**70,959**	**472,432**	**931,393**	
Net income					118,032	118,032	118,032
Other comprehensive income							
Currency translation				(32,250)	(5)	(32,255)	(32,255)
Unrealized holding gains (losses) on securities arising during the period				(7,808)		(7,808)	(7,808)
Reclassification adjustments to net income				1,704		1,704	1,704
Total comprehensive income							**79,673**
Dividend to shareholders					(45,065)	(45,065)	
Issuance of treasury stock	1	4	441			445	
Balance 31.12.1998	**22,533**	**112,492**	**275,955**	**32,605**	**545,394**	**966,446**	
Net income					16,143	16,143	16,143
Other comprehensive income							
Currency translation				65,377		65,377	65,377
Unrealized holding gains (losses) on securities arising during the period				1,065		1,065	1,065
Minimum pension liability adjustments				(1,667)		(1,667)	(1,667)
Total comprehensive income							**80,918**
Reclassification to common stock		1,919			(1,919)		
Dividend to shareholders					(56,333)	(56,333)	
Purchase of treasury stock	(539)	(2,744)	(31,399)			(34,143)	
Balance 31.12.1999	**21,994**	**111,667**	**244,556**	**97,380**	**503,285**	**956,888**	

Within retained earnings the Company allocated in 1999, DM 191 to legal revenue reserves and DM 83,156 to other revenue reserves. The corresponding amounts in 1998 were DM 68 and DM 32,000.

The unrealized holding gains (losses), minimum pension liability and reclassification adjustments are presented net of tax amounting to DM 2,394, DM 2,303 and DM (913) for 1999, 1998 and 1997, respectively.

In October 1999, the Supervisory Board authorized the Management Board to repurchase Company's stock. The Management Board decided to repurchase up to DM 1 million SCHWARZ PHARMA shares through December 31, 1999. The Company's repurchase of common stock are recorded as a separate item in shareholders' equity and reduce common stock and additional paid in capital using the treasury method.

The Company purchased 548,400 treasury shares in 1999, 7,000 in 1998 and 11, 745 in 1997. The number of treasury shares sold to employees amounted to 9,430 in 1999, 7,840 in 1998 and 15,407 in 1997.

16. Stock Incentive Plans

Stock Option Program

In 1997, the Company adopted the Executive Stock Option Program (ESOP), through which certain senior managers and other key employees became eligible to invest in fixed-rate debentures, which have a term of seven years and are convertible into shares of the Company's common stock after three years. Each debenture (nominal value of one thousand DM) can be exchanged for 200 ordinary shares with payment of a premium. The exercise price for the shares upon conversion is based upon the share price at the time the debentures are issued (base exercise price), which is adjusted upward or downward for the relative change in price of the Company's shares compared to an industry stock index and is only exercisable, if at one of the specified potential measurement dates the Company's stock price increases by at least 8.5% per annum for the first 3 years and does not lag the industry index by more than 3% per annum.

The following table summarizes stock option activity in 1999, 1998 and 1997 under the ESOP (number of shares in thousands):

	1997		1998		1999	
	Number of shares under option	Average base exercise price per share (DM)	Number of shares under option	Average base exercise price per share (DM)	Number of shares under option	Average base exercise price per share (DM)
Outstanding at January 1	0		158	133.09	281	141.40
Granted	158	133.09	168	147.68	201	90.21
Canceled	0		(45)	135.71	(31)	138.55
Outstanding at December 31	158	133.09	281	141.40	451	118.75
Exercisable at December 31	0		0		0	

Stock Appreciation Rights

Effective September 1, 1999, the Management Board adopted the SCHWARZ PHARMA Stock Appreciation Rights Plan (SAR Plan). Under the SAR Plan, the Company, via a committee appointed by the Management Board (the "Committee"), may grant to eligible employees one or more stock appreciation rights ("SARs"). The Committee will specify the number of shares to be subject to each SAR granted to each participant and establish the grant price and grant date for each SAR granted. Under the terms of the SAR Plan, the grant price of the SAR granted shall be the fair market value of the common share of SCHWARZ PHARMA AG on the grant date.

Twenty-five percent of covered shares of a participant's SAR will become exercisable on the first, second, third and fourth anniversary of the grant date, but only if a participant's date of termination has not occurred before the vesting date. In the event of a change in control, as defined in the SAR Plan, any unvested SAR held by a participant shall become fully vested and exercisable. Upon exercise of a SAR, the participant shall receive cash equal to the appreciation of one share of stock under the SAR multiplied by the number of shares of stock as to which it is then being exercised. The appreciation is measured by the excess of the fair market value of stock, as defined in the SAR Plan, on the exercise date over the grant price. The SARs expire upon the earliest of the following:

- The sixth anniversary of the grant date
- The seventh day following the participant's date of termination, if such termination occurs for reasons other than the participant's death
- The twelve-month anniversary of the date of termination, if termination occurs by reason of the participant's death.

During the year-end December 31, 1999, 165,700 SARs were issued to senior executives and key employees of the Company. No compensation expense was recognized during the year 1999 as the grant price (DM: 75.57) of all SARs issued exceeded the market value of the Company's stock at December 31, 1999.

(Number of SARs in thousands)	Number of SARs
Outstanding at January 1	0
Granted	166
Canceled	(13)
Outstanding at December 31	153
Exercisable at December 31	0

The Company accounts for its stock compensation arrangements using the intrinsic value method. If the fair value method of accounting were applied as defined in SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's total and per share net income would have been as follows (in thousand DM, except per share amounts):

	1997	1998	1999
Net income			
As reported	116,577	118,032	16,143
Pro forma	115,728	116,090	14,337
Basic earnings per share			
As reported	5.17	5.24	0.72
Pro forma	5.13	5.15	0.64

The weighted-average fair value per share for options granted in 1999, 1998 and 1997 were estimated at DM 17, DM 19 and DM 39 respectively. The fair value was calculated using the Black-Scholes option pricing model, modified to reflect the pricing adjustments, based on the following assumptions:

	1997	1998	1999
Dividend yield	1.5%	1.5%	4.5%
Volatility	30.0%	35.0%	39.0%
Risk-free interest rate	4.73%	3.60%	5.47%
Expected term of options (in years)	7	7	7
Volatility of pharma index	24.0%	25.0%	25.0%
Correlation to pharma index	10.0%	20.0%	20.0%

17. Financial Instruments

Derivative Financial Instruments

SCHWARZ PHARMA is an international corporation with operations in several countries. As a result, it is subject to foreign currency exposures related to buying, selling, and financing in currencies other than the local currency.

The Company enters into forward exchange and option contracts to hedge certain firm purchase and sales commitments and certain anticipated but not yet firmly committed transactions denominated in foreign currencies. In addition, a foreign subsidiary entered into a cross-currency swap agreement with a bank to hedge the principal and interest payments related to a bank loan denominated in DM.

Premiums paid or received on purchased or sold options are included in other assets and liabilities and recognized in earnings when the future obligation being hedged is recognized. Deferred gains and losses on forward exchange contracts are generally recognized in earnings when the future purchases and sales being hedged are recognized or when the foreign currency liability is settled. Losses from contracts on anticipated transactions are immediately recognized in income.

At December 31, 1999 and 1998, the Company had no contracts outstanding with maturities beyond one year.

The following table presents the aggregate notional principal amounts, carrying values and fair values of the Company's derivative financial instruments outstanding at December 31, 1999 and 1998.

	December 31, 1998			December 31, 1999		
	Notional Principal Amounts	Carrying Values	Flair Values	Notional Principal Amounts	Carrying Values	Fair Values
Forward contracts	24,312	–	54	21,344	(453)	(231)
Cross-currency swap	16,395	–	(2,620)	13,654	–	(3,852)
Options	34,949	173	(47)	0	–	–
Total	**75,656**	**173**	**(2,613)**	**34,998**	**(453)**	**(4,083)**

Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the following information about the fair value of certain financial instruments for which it is practicable to estimate that value. For the purposes of this disclosure, the fair value of financial instruments is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. However, considerable judgement is necessary in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that SCHWARZ PHARMA could realize in a current market exchange or the value that ultimately will be realized by SCHWARZ PHARMA upon maturity or disposition.

The financial instruments portfolio of SCHWARZ PHARMA includes cash and cash equivalents, as well as short- and long-term debt instruments. The most significant instrument, long-term debt, had carrying and fair values totaling DM 101,508 and 102,260, respectively, at December 31, 1999. The corresponding amounts at December 31, 1998 were DM 157,340 and 162,277, respectively. The fair values of the other instruments approximated their carrying values in the aggregate.

The fair value of long-term debt has been estimated using the discounted cash flow method based on the SCHWARZ PHARMA'S current borrowing rates, currency exchange rates and remaining maturities.

18. Commitments

Capital Leases

In 1999 certain non-cancelable leases relating to office equipment are classified as capital leases and are included in property, plant and equipment. Other leases are classified as operating leases and are not capitalized. Details of the capitalized leased assets are as follows:

December 31, 1999	
Other equipment	5,312
Less accumulated depreciation	1,431
Net capitalized leased assets	**3,881**

At December 31, 1999 the future minimum lease payments under capital leases are as follows:

2000	1,945
2001	1,661
2002	593
Total minimum lease payments	**4,199**
Less amount representing interest	318
Present value of net minimum lease payments	**3,881**
Less current maturities	1,855
Long-term obligation	**2,026**

Operating Leases

The Company leases automobiles, certain equipment, office and warehouses facilities under various lease agreements. Rental expense under these leases was approximately DM 21,600, DM 18,510 and DM 15,154 in 1999, 1998 and 1997 respectively. The Company has certain obligations related to future capital expenditures, licensing and other purchase commitments totaling DM 33,563, as of December 31, 1999. Aggregate future minimum annual rental payments required under the operating leases at December 31, 1999, are as follows:

2000	2001	2002	2003	2004 and thereafter	Total
10,202	6,454	4,172	3,677	3,805	**28,310**

19. Contingencies

The Company is involved in various litigation arising in the normal course of business, including proceedings based on product liability claims and workers' compensation claims. The Company is self-insured for health care, workers' compensation, general liability and product liability up to predetermined amounts, above which third-party insurance applies. Management regularly reviews the probable outcome of these proceedings, the expenses expected to be incurred, the availability and limits of the insurance coverage, and the established accruals for uninsured liabilities.

SCHWARZ PHARMA AG, Germany, is currently subject to a tax audit covering substantially all years from 1992 to 1996. In addition, LABORATORIES SCHWARZ PHARMA S.A., France, is being audited by local tax authorities for the years 1996 to 1998. As the audits have not yet been finished the results of the audits have not been presented to the Company. Hence, no provisions for any possible tax claims have been accounted for.

While the outcome of pending proceedings cannot be predicted with certainty, management believes that any liabilities that may result from these proceedings are not reasonably likely to have a material effect on the Company's liquidity, financial condition or results of operations.

20. Subsequent Events

Beyond the developments already described, no events occurred after December 31, 1999 which are of major significance for SCHWARZ PHARMA and would lead to a change in the assessment of the Group.

21. Business Segment Information

See page 41 of this report.

22. Significant differences between German Commercial Code and U.S. GAAP

There are differences in a large number of individual items between U.S. GAAP accounting principles and German Commercial Code (HGB). The following items have particular relevance to SCHWARZ PHARMA:

Depreciation on property, plant and equipment and product rights

Movable property, plant and equipment are amortized in the Consolidated Financial Statements according to U.S. GAAP using the straight-line method without exception. Under HGB, in accordance with tax regulations, declining-balance depreciation is permissible to be used in Consolidated Financial Statements. In some cases, estimating longer useful lives for certain product rights following HGB leads to lower depreciation as compared to U.S. GAAP.

Acquired goodwill

While the costs of purchasing participating interests in third parties and the market values of the identifiable goods (less liabilities) acquired can be netted against revenue or capital reserves, as permitted by the HGB, under U.S. GAAP assets and liabilities are recorded at their fair values and any remaining excess purchase price is recorded as goodwill. Following U.S. GAAP scheduled amortization is computed using estimated useful lives of between 15 and 20 years (for acquisitions in 1999; earlier acquisitions: up to 40 years). If goodwill is recorded HGB allows for useful lives of 4 years or any other reasonable estimation.

Inventories / Cost of sales

Cost of sales in accordance with the HGB only include direct material cost and prime cost with overhead costs to be capitalized at the discretion of the management. On the other hand the presentation in accordance with U.S. GAAP requires that portions of related overheads have to be included in recorded cost of sales.

Provisions

In the Consolidated Financial Statements according to U.S. GAAP, all pension commitments of the SCHWARZ PHARMA Group are valued uniformly according to FAS No. 87 "Employer's Accounting for Pensions." In contrast, for consolidated accounting purposes under the HGB, the valuation used for domestic companies is based on German tax regulations and the valuation for foreign companies is based on the relevant local regulations.

Under German accounting rules, provisions for deferred maintenance may be recorded as of the balance sheet date if the maintenance measures will be executed within three months of that date. U.S. GAAP does not allow provisions for such maintenance expenses. Furthermore, in contrast to U.S. accounting rules, reserves must also be recorded for contingent liabilities under German rules when the need for the same is sufficiently probable.

Deferred Taxes

In consolidated financial statements according to HGB recording deferred tax assets is optional and recording deferred tax liabilities is mandatory. Under U.S. GAAP, both, deferred tax assets and liabilities are required parts of consolidated financial statements.

Research and development costs

SCHWARZ PHARMA has entered into development contracts with various biotechnology and other technology companies concerning projects at different stages of clinical development. In the majority of cases, down-payments become due at the time of concluding these contracts. According to HGB those payments are regularily capitalized in the balance sheet under intangible assets as purchased product rights. However, according to U.S. GAAP, these costs are in general recorded as ongoing research and development expenses in the income statement.

SCHWARZ PHARMA AG Financial Statements

German Commercial Code (HGB)

SCHWARZ PHARMA AG
Balance Sheet

ASSETS	1998 DMm	1999 DMm
Intangible assets	117.4	145.5
Property, plant and equipment	83.2	57.4
Financial assets	596.5	752.4
Fixed assets	**797.1**	**955.3**
Inventories	94.1	1.3
Accounts receivable from affiliated companies	81.9	131.0
Other accounts receivable and other assets	45.1	50.2
Marketable securities	0.7	33.6
Cash assets	6.3	10.6
Current assets	**228.1**	**226.7**
Prepaid expenses, deferred charges and accrued income	**4.1**	**0.6**
	1,029.3	**1,182.6**

LIABILITIES AND EQUITY	1998 DMm	1999 DMm
Capital subscribed	112.7	114.6
Capital reserves	276.4	276.4
Retained earnings	277.0	393.1
Unappropriated income	56.6	52.4
Equity	**722.7**	**836.5**
Special item with an equity portion	**0.0**	**16.5**
Provisions for pensions and similar obligations	31.5	30.9
Other provisions	27.5	69.4
Provisions	**59.0**	**100.3**
Accounts payable to affiliated companies	60.2	18.5
Other liabilities	185.4	209.1
Liabilities	**245.6**	**227.6**
Accrued expenses/ deferred income	**2.0**	**1.7**
	1,029.3	**1,182.6**

SCHWARZ PHARMA AG
Statement of Income

	1998 DMm	1999 DMm
Net sales	391.0	400.1
Changes in inventories	(1.6)	(21.3)
Other operating income	30.2	235.1
Cost of materials	193.3	188.9
Personnel expenses	85.8	98.9
Depreciations	21.8	36.0
Other operating expenses	116.5	161.8
Income from operations	**2.2**	**128.3**
Income from subsidiaries	102.1	157.1
Financial results	5.9	(1.2)
Income from ordinary operations	**110.2**	**284.2**
Taxes on income	30.8	113.7
Other taxes	0.1	0.3
Net income	**79.3**	**170.2**
Income brought forward	9.0	0.2
Purchase of treasury stock	0.3	0.6
Transfer to retained earnings	32.0	118.6
Unappropriated income	**56.6**	**52.4**

Proposal for the distribution of retained earnings

The Annual Financial Statement of SCHWARZ PHARMA AG for the year ended December 31, 1999, shows unappropriated income of DM 52,442,183.56. It is proposed to the Annual Meeting of Shareholders that this sum be appropriated as follows:

Dividend payment of DM 0.50 and a bonus dividend of DM 1.50 per dividend-bearing share certificate	DM 43,988,230.00
Retained earnings brought forward	DM 223,375.09
Unappropriated income	DM 52,442,183.56

Monheim, February 2000 — The Executive Board

The Annual Financial Statement of SCHWARZ PHARMA AG, which was given an unqualified mark of approval by the auditors Deloitte & Touche GmbH, Wirtschaftsprüfungsgesellschaft, shall be published in the Bundesanzeiger (Federal Gazette) and deposited with the Commercial Register of the Local Court of Langenfeld/Rheinland. Copies of the Financial Statements may be requested from SCHWARZ PHARMA AG, Alfred-Nobel-Strasse 10, D-40789 Monheim, Germany.

Affiliates

Registered office	Equity capital 1998 DMm	Equity capital 1999 DMm	Total sales 1998 DMm	Total sales 1999 DMm	Employees 1998 31/12/	Employees 1999 31/12/
Germany						
SCHWARZ PHARMA AG, Monheim	735.4	**805.9**	391.0	**400.1**	719[1]	**461[1]**
SCHWARZ PHARMA Deutschland GmbH, Monheim	15.0	**15.3**	380.6	**340.3**	550	**479**
SANOL GmbH, Monheim	0.5	**0.5**	0.1	**0.1**	–	**–**
SCHWARZ & Co. Immobiliengesellschaft, Monheim	0.1	**0.1**	0.7	**0.6**	–	**–**
SCHWARZ & Co. Industriegebäudegesellschaft, Monheim	4.7	**5.8**	3.2	**3.2**	–	**–**
SCHWARZ PHARMA Produktions GmbH & Co. KG, Monheim	–	**158.0**	–	**54.8**	–	**423**
ISIS PHARMA Group*, Zwickau	99.4	**–**	149.0	**58.9**	342	**–**
Foreign companies						
SCHWARZ PHARMA Ltd. UK, Chesham/GB	11.2	**12.6**	70.0	**68.3**	107	**94**
SCHWARZ PHARMA Group Italy, Milan/I	16.5	**20.2**	68.7	**90.1**	174	**181**
SCHWARZ PHARMA AG i. L., Liestal/CH	11.4	**12.4**	–	**–**	–	**–**
SIFA CHEMICALS AG, Liestal/CH	24.0	**29.1**	98.1	**114.6**	7	**6**
SIFA Ltd., Shannon/IRL	62.3	**62.4**	44.0	**44.6**	136	**170**
LABORATOIRES SCHWARZ PHARMA S.A., Boulogne/F	36.4	**30.3**	105.9	**113.4**	183	**191**
SCHWARZ PHARMA Poland Sp.zo.o., Warsaw/PL	8.2	**11.3**	24.8	**23.6**	113	**121**
SCHWARZ PHARMA Group USA, Wilmington/USA	379.7	**469.0**	394.1	**394.3**	726	**695**
ZHUHAI SCHWARZ PHARMA Comp., Ltd., Zhuhai/PRC[2]	10.7	**8.8**	5.7	**6.1**	116	**118**
SCHWARZ PHARMA Hong Kong Ltd., Hong Kong/PRC	– 0.7	**9.1**	9.2	**7.3**	10	**10**
SCHWARZ PHARMA-Group Spanien, Madrid/ESP	–	**25.0**	–	**58.9**	–	**251**
SCHWARZ PHARMA Philippines Inc., Manila/PHI	–	**0.5**	–	**–**	–	**20**
Associated companies						
HOYER-MADAUS GmbH & Co. KG[3], Monheim	–	**–**	–	**50.0**	–	**–**

[1]) For organizational reasons, the total number of staff of SCHWARZ PHARMA AG (461) includes 81 (1998: 67) employees of non-independent distribution offices in Eastern Europe and Japan.

The share in the equity capital of the companies is 100% in all cases except for

[2]) ZHUHAI SCHWARZ PHARMA Company, Zhuhai: 75%

[3]) HOYER-MADAUS GmbH & Co. KG 50%

* The ISIS Group, Zwickau, has been sold per June 15, 1999.

Principal SCHWARZ PHARMA Products

Product Group/ Trademarks	Component	Indication	Net sales 1998 DMm	Net sales 1999 DMm	Change in %
Cardiovascular					
VERELAN®	Verapamil	Hypertension	54.5	104.9	92
ISOKET®/DILATRATE®	Isosorbide dinitrate	Coronary heart disease	110.6	101.7	- 8
ELANTAN®	Isosorbide mononitrate	Coronary heart disease	108.7	88.7	- 18
UNIVASC®/FEMIPRES®	Moexipril	Hypertension	53.6	73.0	36
PROSTAVASIN®	Alprostadil	Peripheral arterial occlusive disease	83.1	73.7	- 11
DEPONIT®	Glyceryl trinitrate (patch)	Coronary heart disease	90.0	86.2	- 4
TENSOBON®/ COR TENSOBON®	Captopril	Hypertension, Heart failure	63.7	41.9	- 34
NIDREL®/BAYPRESS®	Nitrendipin	Hypertension	30.1	27.9	- 7
LIPREVIL®	Pravastatin	Hypercholesterolemia	25.4	27.3	7
DYNACIL®	Fosinopril	Hypertension, Heart failure	15.2	17.1	13
KERLONE®	Betaxolol	Hypertension	16.4	16.4	0
VASCAL®	Isradipin	Hypertension	15.3	12.6	- 18
SELES BETA®	Atenolol	Hypertension	10.6	11.2	6
DEHYDRO SANOL®	Bemetizide, Triamterene	Venous edemas	9.5	8.9	- 6
LEVATOL®	Penbutolol	Hypertension	6.6	4.5	- 32
Gastro-intestinal					
RIFUN®	Pantoprazol	Gastro-intestinal ulcers, Reflux esophagitis	73.0	69.2	- 5
LEVSIN®	Hyoscyamine	Irritable bowel syndrome	69.0	40.4	- 41
PROCTO®	Hydrocortisone	Dermatoses	31.7	31.0	- 2
NORPRAMIN®	Omeprazol	Gastro-intestinal ulcers, Reflux esophagitis	-	29.2	
COLYTE®	Polyethylen glycol, Sodium chloride	Bowel cleansing prior to colonoscopy	15.8	16.9	7
VOGALENE®	Metopimazine	Nausea	13.1	12.0	- 8

Product Group/ Trademarks	Component	Indication	Net sales 1998 DMm	Net sales 1999 DMm	Change in %
Urology					
VIRIDAL®/EDEX®	Alprostadil	Erectile dysfunction	14.3	**15.0**	5
HARZOL®	Beta-sitosterol	Benign prostatic hyperplasia	11.4	**10.4**	– 9
NOMON®	Dried extract of pumpkin seeds	Benign prostatic hyperplasia, Irritable bladder	3.8	**3.7**	– 3
UROL®	Dried extract of giant gold rod leaves	Urolithiasis	3.8	**3.4**	– 11
Other					
TYLEX®	Paracetamol, Codeine	Pain	36.2	**33.4**	– 8
NIFEREX®	Iron (elementary), Vitamins, Minerals	Iron deficiency	32.9	**29.6**	– 10
SEGLOR®	Dihydroergotamine	Migraine	7.0	**29.4**	
FERRO SANOL®	Iron (II)-glycine-sulfate complex	Iron deficiency	24.6	**25.7**	– 4
LORANS®	Lorazepam	Anxiety	–	**17.4**	
ORACILLINE®	Phenoxymethylpenicillin	Infections	11.5	**9.7**	– 16
ZOLIM®/MIZOLLEN®	Mizolastin	Allergies	2.3	**6.3**	174
NASCOBAL®	Cyanocobalamin	Vitamin B12 deficiency	4.6	**4.3**	– 7

Deviations from 1998 sales result from a review of product allocations.

The anti-hypertensive agent PROVAS® (valsartan) was launched in July 1999. It belongs to the substance group of AT1 receptor antagonists that, in addition to being potent in blood pressure reduction, have extremely few side effects.


PROVAS® 80 mg

Our Partners

Research and development alliances

Cephalon

SCHWARZ PHARMA

Genentech, Inc.

Creative Peptides

DISETRONIC

Discovery Therapeutics

LTS Lohmann Therapy-Systems

SYNCOM

TORCAN

amersham pharmacia biotech

ARYx Therapeutics

BIO SIDUS

HARRIS FRC Corporation

SCHWARZ PHARMA Group

Income Statement		1996	1997	1998	1999
Net sales	DMk	1,195,295	1,272,405	1,333,179	1,380,588
Cost of sales	DMk	379,268	371,687	436,759	574,644
Gross margin	DMk	**816,027**	**900,718**	**896,420**	**805,944**
Selling expense	DMk	367,809	429,820	423,378	466,886
General and administrative expense	DMk	90,134	85,533	98,895	106,608
R&D expense	DMk	96,129	107,055	115,835	150,725
Depreciation and amortization	DMk	63,845	77,913	80,597	81,069
Other operating result	DMk	0	0	25,544	(58,979)
Operating income/(loss)	DMk	**198,110**	**200,397**	**203,259**	**(58,323)**
Other interest and similar income	DMk	4,794	4,147	5,717	8,127
Other interest and similar expense	DMk	18,635	16,058	12,952	16,440
Other income (expense) – net	DMk	(302)	13,903	(9,636)	181,662
Result of continuing operations, before income tax	DMk	**183,967**	**202,389**	**186,388**	**115,026**
Tax on income	DMk	81,961	86,042	68,862	100,302
Minority interest	DMk	0	(230)	(506)	(1,419)
Net income without minorities	DMk	**102,006**	**116,577**	**118,032**	**16,143**

From the Consolidated Balance Sheet					
Cash and cash equivalents	DMk	36,751	54,458	51,894	69,634
Other current assets	DMk	339,675	371,850	457,814	511,049
Property, plant and equipment	DMk	251,025	265,646	259,451	322,451
Goodwill and other intangible assets	DMk	716,487	703,576	780,585	663,375
Long-term investments and other assets	DMk	15,749	38,913	40,651	129,193
Short and long-term debt	DMk	310,123	232,119	312,444	340,023
Other current liabilities	DMk	184,255	197,744	251,894	324,191
Accruals and other long-term liabilities	DMk	69,437	73,187	59,611	74,600
Shareholders' equity	DMk	795,872	931,393	966,446	956,888
Total	DMk	**1,359,687**	**1,434,443**	**1,590,395**	**1,695,702**

From the Cash Flow Statement					
Cash flow from operating activities	DMk	152,844	215,347	171,941	71,709
Depreciation/amortization	DMk	94,370	120,342	120,062	122,698
Cash flow from investing activities	DMk	(272,508)	(77,276)	(220,405)	28,325
Investments	DMk	(289,073)	(88,837)	(262,931)	(226,802)
Cash flow from financing activities	DMk	34,295	(130,382)	46,952	(83,390)
Employees (annual average)	Persons	**3,155**	**3,066**	**3,101**	**3,283**

Ratios					
Return on sales	%	8.5	9.2	8.9	1.2
Return on average assets	%	8.0	8.3	7.8	1.0
Return on equity*	%	13.5	13.5	12.4	1.7
Equity ratio*	%	58.5	64.9	60.8	56.4
Earnings per share	DM	4.53	5.17	5.24	0.72
Cash flow per share**	DM	6.78	9.55	7.63	3.19
Dividend per share	DM	1.50	2.00	2.50	0.50+1.50

* referring to average equity ** cash flow from operations



Chairman of the Executive Board
Patrick Schwarz-Schütte
Phone: +49/2173/48-1692
Fax: +49/2173/48-1222
E-mail: patrick.schwarz-schuette@schwarzpharma.com



Member of the Executive Board
Research and Development
Dr. Dr. Lars Ekman
Phone: +49/2173/48-1716
Fax: +49/2173/48-1222
E-mail: lars.ekman@schwarzpharma.com



Member of the Executive Board
Finance & Technical Operations
Klaus Langer
Phone: +49/2173/48-1634
Fax: +49/2173/48-1222
E-mail: klaus.langer@schwarzpharma.com



Corporate Finance
Werner Andree
Phone: +49/2173/48-1475
Fax: +49/2173/48-1891
E-mail: werner.andree@schwarzpharma.com



Europe
Jürgen Baumann
Phone: +49/2173/48-1268
Fax: +49/2173/48-1705
E-mail: juergen.baumann@schwarzpharma.com



Corporate Development, Mergers & Acquisitions
Dr. Jörg Blumentritt
Phone: +49/2173/48-1541
Fax: +49/2173/48-1891
E-mail: joerg.blumentritt@schwarzpharma.com



Human Resources
Jürgen Gohl
Phone: +49/2173/48-1704
Fax: +49/2173/48-1153
E-mail: juergen.gohl@schwarzpharma.com



Preclinical Development
Dr. Linda Hakes
Phone: +49/2173/48-1656
Fax: +49/2173/48-1391
E-mail: linda.hakes@schwarzpharma.com



Corporate Counsel
Klaus Dieter Hommerich
Phone: +49/2173/48-1661
Fax: +49/2173/48-1064
E-mail: klaus-dieter.hommerich@schwarzpharma.com



Corporate Regulatory Affairs
Dr. Harald Jordan
Phone: +49/2173/48-2214
Fax: +49/2173/48-1708
E-mail: harald.jordan@schwarzpharma.com



Business Unit Growth Hormone
Jörg Keimes
Phone: +49/2173/48-1379
Fax: +49/2173/48-1478
E-mail: joerg.keimes@schwarzpharma.com



Corporate Development, New Products & Technology
Ulrike Kluge
Phone: +49/2173/48-15 79
Fax: +49/2173/48-17 05
E-mail: ulrike.kluge@schwarzpharma.com



Germany
Georg Noweski
Phone: +49/2173/48-12 34
Fax: +49/2173/48-10 32
E-mail: georg.noweski@schwarzpharma.com



International Marketing
Andrea Quellhorst
Phone: +49/2173/48-13 20
Fax: +49/2173/48-19 39
E-mail: andrea.quellhorst@schwarzpharma.com



Asia
Reto Rietmann
Phone: +86/756/8 62 97 77
Fax: +86/756/8 62 92 24
E-mail: 106554.1420@compuserve.com



Clinical Development
Dr. Dr. Barbara Stegmann
Phone: +49/2173/48-12 31
Fax: +49/2173/48-15 72
E-mail: barbara.stegmann@schwarzpharma.com



Corporate Development
Dr. Ron Stratton
Phone: +1/262/238-54 50
Fax: +1/262/238-05 11
E-mail: rstratto@schwarzusa.com



Manufacturing Investment Center
Detlef Thielgen
Phone: +49/2173/48-17 06
Fax: +49/2173/48-16 08
E-mail: detlef.thielgen@schwarzpharma.com



USA
Dr. Klaus Veitinger
Phone: +1/262/238-54 24
Fax: +1/262/238-05 11
E-mail: kveiting@schwarzusa.com



Corporate Information Management
Kay Wefelnberg
Phone: +49/2173/48-17 67
Fax: +49/2173/48-14 89
E-mail: kay.wefelnberg@schwarzpharma.com



Corporate Communications
Antje Witte
Phone: +49/2173/48-18 66
Fax: +49/2173/48-18 56
E-mail: antje.witte@schwarzpharma.com

Supervisory Board

Rolf Schwarz-Schütte
Chairman
Member of Düsseldorf District Advisory Board of Deutsche Bank AG
President of the Society of Friends and Supporters of the Heinrich-Heine-University Düsseldorf

Ernst Friedlaender
Vice Chairman until June 15, 1999
Former Chairman of the Board of Management of Prym-Werke GmbH & Co. KG, Stolberg
Chairman of the Advisory Board of Hasenkamp GmbH & Co., Cologne
Chairman of the Supervisory Board of Penarroya Oxide, S.A., Rieux, France
Member of the Advisory Board of Prym-Werke GmbH & Co. KG, Stolberg
Member of the Advisory Board of Rabenhorst GmbH, Unkel
Chairman of the Advisory Board of Verpackung & Display Stabernach Jr. GmbH, Fulda

Dr. Hans-Dietrich Winkhaus
Vice Chairman from June 15, 1999
Personally liable partner and Chairman of the Board of Management of Henkel KGaA, Düsseldorf
Member of the Supervisory Board of Degussa-Hüls AG, Marl
Member of the Supervisory Board of Deutsche Lufthansa AG, Cologne
Member of the Supervisory Board of ERGO Versicherungsgruppe AG, Düsseldorf
Member of the Supervisory Board of Deutsche Telekom AG, Bonn
Member of the Supervisory Board of BMW AG, Munich

*Heinrich Bergmeier**
Commercial Employee

Manfred Hauser (until May 19, 1999)*
Medical Representative

Edda Neumann (from June 14, 1999)*
Medical Representative

*Klaus Klinkers**
Master Electrician, Technical Employee

* Employees' representatives

Jürgen Peddinghaus
Senior Partner of Booz, Allen & Hamilton Inc., USA (until March 31, 1999) and
Spokesman for the Board of Management of Booz, Allen & Hamilton GmbH, Germany
Chairman of the Advisory Board for Germany, Booz, Allen & Hamilton (from April 1, 1999)
Chairman of the Supervisory Board of MAY Holding GmbH & Co. KG, Erftstadt
Member of the Advisory Board of Carl Dan. Peddinghaus GmbH & Co. KG, Ennepetal
Member of the Administrative Board of A. W. Faber-Castel Unternehmensverwaltung, Stein
Member of the Supervisory Board of Zwilling J. A. Henckels AG, Solingen
Member of the Advisory Board of Norddeutsche Private Equity, Hamburg

Dr. Kurt Rudolf Schwarz
Managing Director of Leifina GmbH, Munich

Dr. Marcel Studer
President of the Supervisory Board of Treuco Treuhand-Gesellschaft, Zurich, Switzerland
Member of the Supervisory Board of Bayrische Landesbank (Schweiz) AG, Zurich, Switzerland
President of the Supervisory Board of Bourns AG, Baar, Switzerland
President of the Supervisory Board of Emile Eggert & Co. AG, Cressier, Switzerland
President of the Supervisory Board of H & M Trading AG, Pratteln, Switzerland
Member of the Advisory Board of Kächele-Cama Latex GmbH, Eichenzell, Switzerland
Member of the Supervisory Board of Meyerhans & Cie., AG, Weinfelden, Switzerland
President of the Supervisory Board of Sifa Chemicals AG, Liestal, Switzerland
President of the Supervisory Board of Skandifinanz AG, Zurich, Switzerland
President of the Supervisory Board of SKF (Schweiz) AG, Schwerzenbach, Switzerland
Vice-President and Secretary of the Supervisory Board of UPM-Kvmmene AG, Kloten, Switzerland

Executive Board

Patrick Schwarz-Schütte
Chairman

Lars Ekman MD, PhD

Klaus Langer

Schwarz Pharma Group Addresses

Schwarz Pharma AG
Alfred-Nobel-Strasse 10
40789 Monheim, Germany
Phone: +49 / 21 73 / 48-0
Fax: +49 / 21 73 / 48-16 08
www.schwarzpharma.com

Schwarz Pharma Ltd.
Schwarz House
East Street
Chesham
Bucks HP5 1DG, Great Britain
Phone: +44 / 14 94 / 79 75 00
Fax: +44 / 14 94 / 77 39 34
www.schwarzpharma.co.uk
Chief Executive: Konstantin von Alvensleben

Schwarz Pharma Deutschland GmbH
Alfred-Nobel-Strasse 10
40789 Monheim, Germany
Phone: +49 / 21 73 / 48-0
Fax: +49 / 21 73 / 48-16 08
www.schwarzpharma.de
Chief Executives: Georg Noweski / Jürgen Willas

Schwarz Pharma S.P.A.
Via Gadames 57
20151 Milan, Italy
Phone: +39 / 02 / 30 07 91
Fax: +39 / 02 / 3 08 63 59
www.schwarzpharma.it
Chief Executive: Dr. Thomas Richter

Schwarz Pharma Produktions-GmbH & Co. KG
Alfred-Nobel-Strasse 10
40789 Monheim, Germany
Phone: +49 / 21 73 / 48-0
Fax: +49 / 21 73 / 48-16 08
Chief Executive: Detlef Thielgen

Schwarz Pharma, Inc.
6140 West Executive Drive
Mequon, WI 53092, USA
Phone: +1 / 262 / 2 38 99 94
Fax: +1 / 262 / 2 38 03 11
www.schwarzusa.com
Chief Executive: Dr. Klaus Veitinger

Hoyer-Madaus GmbH & Co. KG
Alfred-Nobel-Strasse 10
40789 Monheim, Germany
Phone: +49 / 21 73 / 48-31 00
Fax: +49 / 21 73 / 48-31 99
www.hoyer.de
Chief Executive: Karl Heinz Lüninghöner

Laboratoires Schwarz Pharma S.A.
Le Mail du Point du Jour
235 Avenue Le Jour se Lève
92651 Boulogne Billancourt, France
Cedex
Phone: +33 / 1 / 46 10 66 66
Fax: +33 / 1 / 46 21 21 31
www.schwarzpharma-lab.fr
Chief Executive: Marie-Laure Pochon

SIFA CHEMICALS AG
Industriestrasse 7
4410 Liestal, Switzerland
Phone: +41 / 61 / 9 06 90 50
Fax: +41 / 61 / 9 06 90 44
www.sifachem.com
Chief Executive: Werner J. Schnyder

SCHWARZ PHARMA ZHUHAI COMP., LTD.
Block A, Changsha Industrial Zone,
Qianshan District Zhuhai,
519070 Guangdong
P. R. of China
Phone: +86 / 756 / 862 9777
Fax: +86 / 756 / 862 9224
Chief Executive: Reto Rietmann

SCHWARZ PHARMA SP. ZO. O.
ul. Dolna 21
05-092 Lomianki, Poland
Phone: +48 / 22 / 751 13 28
Fax: +48 / 22 / 751 87 96
Chief Executive: Klaus Bitterauf

SIFA LTD.
Shannon Industrial Estate
Shannon, Country Clare, Ireland
Phone: +353 / 61 / 71 41 00
Fax: +353 / 61 / 71 41 01
Chief Executive: Dr. Conor O'Brien

CEPA SCHWARZ PHARMA S.L.
Paseo de la Castellana, 141
15th Floor
28046 Madrid, Spain
Phone: +34 / 91 / 5 70 34 44
Fax: +34 / 91 / 5 70 29 62
www.cepa-sl.es
Chief Executive: Dr. Antonio Martin

SCHWARZ PHARMA Internet addresses

General information for patients about high blood pressure and menopause
www.feminineheart.com

Nitrates and coronary heart disease
www.nitrates.com

General information about erectile dysfunction
www.impotence-info.com

SCHWARZ PHARMA US EDEX® presentation on the subject of erectile dysfunction
www.edex.com

SCHWARZ PHARMA Deutschland
ZOLIM® presentation on the subject of allergies
www.zolim.de
www.allergiekon.de

SCHWARZ PHARMA Deutschland
ISOMOL® presentation on the subject of chronic constipation
www.isomol.de

The iron preparation FERRO SANOL® (iron (II)-glycine-sulfate complex) continues to be the No. 1 product in its segment in Germany.


ferro sanol
duodenal
50 Kapseln N2
Gegen Eisenmangel mit und ohne Anämie

Imprint

Published by SCHWARZ PHARMA AG
Alfred-Nobel-Strasse 10
40789 Monheim
Germany

Corporate Communications
Investor Relations

Antje Witte
Phone: +49/(0)2173/48-1866
Fax: +49/(0)2173/48-1856

E-mail: info@schwarzpharma.com
Internet: www.schwarzpharma.com

Designed by EGGERT Werbeagentur GmbH, Düsseldorf

Photos by Bert Brüggemann, Hamburg and
Volker Möhrke, Düsseldorf

Translation by Lorraine J. E. Riach, Düsseldorf and
Jo Schmidt, Jonathan Thiel, SCHWARZ PHARMA Inc., Milwaukee, USA
Andreas Beier, Olaf Elbracht, SCHWARZ PHARMA AG

Printed by Moers GmbH, Korschenbroich

This Annual Report is also available in German.

Glossary

ACE inhibitor
(Angiotensin converting enzyme inhibitor) Substances which prevent the conversion of angiotensin I to angiotensin II which results in a dilation of blood vessels and, thus, in a lowering of blood pressure

Angiotensin II antagonists
Substances used to combat high blood pressure – they inhibit the vasoconstrictive effect of angiotensin II

Benign
Non-cancerous, does not metastasize

Beta-blockers
Substances that decrease the heart rate and cardiac force, thereby decreasing blood pressure

Calcium antagonists
Substances which prevent the influx of calcium into the cardiac and smooth-muscle cells, thereby eliminating the contracting effect on the same.

Cardiac arrhythmia
Irregular heart beats, potentially fatal.

Cardiovascular
Affecting the heart and circulatory system (vessels)

Chronotherapeutic
Administration or release of a drug at the time of highest efficacy

Colonoscopy
Examination of the large intestine using a colonoscope introduced through the anus and guided up the colon

Coronary heart disease
Reduction of blood flow in the heart caused by the narrowing or blocking of the coronary vessels

Dermatosis
Skin disease

Diabetes mellitus
A form of diabetes

Dopamine agonist
A substance related to the endogenous transmitter of the central nervous system

Epilepsy
Sudden disorderly discharge of nerve cells in the brain. Symptoms may include impairment of motor response and disturbed consciousness. Some forms of epilepsy are hereditary.

Erectile dysfunction
Impairment of erection, impotence

Gastro-intestinal
Affecting the gastro (stomach) intestinal tract

Generics
Drugs containing the same active ingredient after expiry of the patent for the active ingredient

Hypertension
High blood pressure

Insulin
Hormone for controlling the blood-sugar level

Iso-osmolar laxative
Acts without causing loss of minerals or dehydration

Lipid-lowering agents
Substances which reduce an excessive level of fat in the blood

Mononitrates
Drugs from the nitrate class of substances used in the long-term treatment of coronary heart disease

Nephropathy
Kidney disease

Neuropathy
Disease or malfunction of the nerves

Nitrates
Class of substances used in the treatment of coronary heart disease and its clinical symptoms (like angina pectoris)
- they reduce the energy and oxygen requirements of the cardiac muscle
- of therapeutic relevance are the active ingredients glyceryl trinitrate, isorbide mononitrate and isosorbide dinitrate

Obstipation
Constipation resulting from the slackening of the intestinal wall or cramp in the muscles of the bowel

Parkinson's disease
Shaking palsy; disturbance of the hormone balance in certain areas of the brain resulting in motor disturbances like poor mobility, and trembling of the limbs in the state of rest, and muscle rigidity

Peptides
Protein molecules

Peripheral arterial occlusive disease
Obstruction of the supply of blood to the limbs as a result of arteriosclerosis

Prostaglandin
Collective noun for numerous hormone-like substances which, inter alia, improve circulation of the blood flow

Prostatic hyperplasia
Benign enlargement of the prostate

Proton pump inhibitors
Substances which diminish the production of hydrochloric acid in the stomach

Reflux esophagitis
Inflammation of the esophagus by reflux of gastric acids into the esophagus

Spasmolytic
Cramp-relieving medication

Transdermal
Through the skin

Ulcers
Inflammatory processes in the skin and mucous membranes caused by local oxygen deficiency, obstructed circulation of blood, infections, etc.

Urinary incontinence
Inability to retain urine at will

Urology
Medical speciality dealing with changes and diseases of male and female urinary passages as well as the male sex organ

Venous edemas
Painless swelling resulting from a build-up of watery fluids in body tissue

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